Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

(Including the Associated Common Stock Purchase Rights)

OF

NORSTAN, INC.

BY

SF ACQUISITION CO.,

A WHOLLY OWNED SUBSIDIARY

OF

BLACK BOX CORPORATION,

AT

$5.60 NET PER SHARE OF COMMON STOCK

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, JANUARY 24, 2005 UNLESS THE OFFER IS EXTENDED.

     The offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2004 (the “Merger Agreement”), by and among Black Box Corporation, a Delaware corporation (“Black Box” or “Parent”), SF Acquisition Co., a Minnesota corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”).

      The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the offer that number of outstanding shares of common stock, $0.10 par value per share, of Norstan (“Company Common Stock”), including the associated common stock purchase rights (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of April 1, 1998, between Norstan and Norwest Bank Minnesota, National Association, as amended (the “Rights Agreement”), together with any shares of Company Common Stock then owned by Black Box or Purchaser, including shares subject to the Tender Agreement (as defined below), that, immediately prior to acceptance for payment of Company Common Stock pursuant to the offer, represents at least a majority of the sum of (a) the aggregate number of shares of Company Common Stock outstanding immediately prior to acceptance for payment of shares of Company Common Stock pursuant to the offer, plus (b) the aggregate number of shares of Company Common Stock issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company, or other security exercisable for or convertible into shares of Company Common Stock or other capital stock of the Company, any of which is outstanding immediately prior to acceptance for payment of shares of Company Common Stock pursuant to the offer (which amount, based on the Company’s representations in the Merger Agreement as of December 20, 2004, equaled 8,308,576 Shares (as defined below)) and (ii) the satisfaction of other conditions as set forth in this Offer to Purchase. See Section 14 — “Conditions of the Offer.”

      The Board of Directors of Norstan has unanimously approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the offer and the merger, and it has also unanimously: (i) determined that the terms of the offer, the merger and the Merger Agreement are fair to and in to the best interests of the Company and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, in accordance with the requirements of the Minnesota Business Corporation Act, (iii) recommended that holders of all issued and outstanding Shares pursuant to the offer accept the offer and tender their Shares pursuant to the offer and adopt and approve the Merger Agreement and the merger, (iv) approved the Tender Agreement and the transactions contemplated thereby and (v) approved the Option Agreement

(as defined below) and the transactions contemplated thereby. A special committee of Norstan’s Board of Directors has unanimously approved the offer, the merger, the Merger Agreement, the Tender Agreement and the Option Agreement and the transactions contemplated thereby in order to render inapplicable certain sections of the Minnesota Business Corporation Act relating to takeovers.

      Unless the context otherwise requires, the terms “we,” “us,” and “our” refer to Black Box Corporation and its subsidiary SF Acquisition Co. The term “Share” or “Shares” shall refer to the outstanding shares of Company Common Stock together with the Rights.

IMPORTANT

      Any Norstan shareholder wishing to tender Shares in the offer must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the letter of transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Wells Fargo Bank, N.A. (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedure for Tendering Shares” or (ii) request the Norstan shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Purchaser. Any Norstan shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the Norstan shareholder wishes to tender those Shares.

      Any Norstan shareholder desiring to tender Shares and who cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or that cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedure for Tendering Shares.” Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. Norstan shareholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

      The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed.

The Dealer Manager for the Offer is:

December 23, 2004

i

Summary Term Sheet

Material Terms of the Transaction

Securities Sought:	All outstanding shares of common stock, including the associated common stock purchase rights, of Norstan, Inc.

Price Offered Per Share:	$5.60 net to the seller in cash and without interest (subject to applicable withholding taxes).

Scheduled Expiration of Offer:	Monday, January 24, 2005 at 12:00 midnight, New York City time, unless extended.

Purchaser:	SF Acquisition Co., a wholly owned subsidiary of Black Box Corporation.

Minimum Condition:	There being validly tendered and not withdrawn prior to the expiration of the offer a number of issued and outstanding shares of Company Common Stock, including the associated common stock purchase rights, together with shares of Company Common Stock owned by Black Box and shares of Company Common Stock subject to the Tender Agreement, that, immediately prior to the acceptance for payment of Company Common Stock pursuant to the offer, represents at least a majority of the sum of: (i) the aggregate number of shares of Company Common Stock outstanding immediately prior to the acceptance for payment of Company Common Stock pursuant to the offer, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise of any option, warrant, other right to acquire capital stock of Norstan or other security exercisable for or convertible into shares of Company Common Stock or other capital stock of Norstan, any of which is outstanding immediately prior to the acceptance for payment of shares of Company Common Stock pursuant to the offer.

As of December 20, 2004, the required minimum number of shares of Company Common Stock would have been 8,308,576.

There are also other conditions that apply to the offer, detailed in Section 14 — “Conditions of the Offer.”

Tender and Voting Agreement:	All of the directors and executive officers of Norstan have agreed to tender their Norstan shares pursuant to a tender agreement. At December 20, 2004, these individuals owned 636,019 Norstan shares, excluding unvested restricted shares, representing approximately 5% of the issued and outstanding Norstan shares as of such date. See Section 13 — “The Merger Agreement and Other Agreements.”

Stock Option Agreement:	Subject to certain conditions, including the acquisition, in the offer, of at least 80% of the outstanding shares, Norstan has granted to Purchaser an irrevocable option to purchase that certain number of Norstan shares as is necessary for Purchaser to obtain ownership of at least 90% of the outstanding Norstan shares. See Section 13 — “The Merger Agreement and Other Agreements.”

New Severance Agreements:	Black Box and certain executive officers of Norstan have signed term sheets outlining compensation plans after the merger and will, prior to the acceptance for payment of Company Common Stock pursuant to the offer, enter into severance agreements, which will contain, among other things, the following provisions: (i) non-compete/ non-solicit covenants, (ii) waiver of the qualification of the offer and the merger as a change-of-control event under existing severance agreements and (iii) retention bonus payments. Except for the waiver relating to the change-of-control event, which will have immediate effect, the new severance agreements will become effective at the effective time of the merger. See Section 13 — “The Merger Agreement and Other Agreements.”

Norstan Board of Directors Recommendation:	Norstan’s Board of Directors unanimously recommends that Norstan shareholders accept the offer and tender their Norstan shares.

Frequently Asked Questions

      The following are some of the questions you, as a shareholder of Norstan, may have about the offer and our answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Norstan shares?

      We are SF Acquisition Co., a Minnesota corporation formed by Black Box Corporation as its direct, wholly owned subsidiary for the purpose of acquiring all of the issued and outstanding common stock of Norstan, including the associated common stock purchase rights. See the “Introduction” to this Offer to Purchase, Section 1 — “Terms of the Offer,” and Section 9 — “Certain Information Concerning Black Box and Purchaser.”

How much are you offering to pay and in what form of payment?

      We are offering to pay $5.60 net to you in cash without interest thereon (and subject to applicable withholding taxes) for each Norstan share.

Will I have to pay any fees or commissions?

      If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What are the income tax consequences to me if I tender my Norstan shares?

      The sale or exchange of the Norstan shares pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a shareholder of Norstan that sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the Norstan shareholder’s tax basis in the shares sold or exchanged. See Section 5 — “Certain United States Federal Income Tax Consequences” for further details.

Does Black Box have the financial resources to make payment?

      Yes. To finance the purchase, Black Box will provide sufficient funds to us required to purchase all Norstan shares validly tendered into the offer and for our acquisition of the remaining shares in the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the Merger Agreement. The offer is not contingent on any financial arrangement. See Section 15 — “Source and Amount of Funds.”

Is Black Box’s financial condition relevant to my decision to tender into the offer?

      The form of payment for the tender consists solely of cash and all of the funding that will be needed will come from Black Box. As a result, we do not think our financial condition is relevant to your decision as to whether to tender your Norstan shares into the offer. The offer is not contingent upon us obtaining financing. Black Box has agreed to provide us with funds necessary to consummate the offer and to pay for any outstanding capital stock of Norstan not owned by Black Box or us pursuant to any merger of us into Norstan. See Section 15 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer?

      The initial offering period expires at 12:00 midnight, New York City time, on Monday, January 24, 2005, unless we extend the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

      Subject to the terms of the Merger Agreement, we may, without consent, extend the offering period as follows:

•	if, at any then-scheduled expiration of the offer, any of the conditions to the offer have not been satisfied or waived, without the consent of Norstan, we may extend the offer for a time period reasonably necessary to cause the conditions to be satisfied;

•	if required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) applicable to the offer, we may extend (or re-extend) the offer as so required, without the consent of Norstan or any other person;

•	extend (or re-extend) the offer for an aggregate additional period of not more than 20 business days, if the sum of the number of Norstan shares validly tendered and not withdrawn (other than by guaranteed delivery where actual delivery has not occurred) as of the then-scheduled expiration date plus the number of Norstan shares owned by Black Box (including shares subject to the tender agreement) plus shares that may be acquired under the Option Agreement as of such date exceeds a majority of the outstanding Norstan shares (including shares subject to options and warrants) but is less than 90% of the number of shares outstanding on such date; or

•	upon the Company’s written request and if any conditions to the offer have not been satisfied or waived, extend the offer for 10 business days (this may occur only once).

      We may also elect to provide a “subsequent offering period” of an additional period of three to twenty business days beginning after the offer expires, pursuant to and in accordance with Regulation 14D of the Securities and Exchange Act of 1934, as amended. During this subsequent offering period, you would be permitted to tender, but not withdraw, your Norstan shares and receive, for each share, $5.60 per share, net to you in cash and without interest thereon (subject to applicable withholding taxes). We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 — “Terms of the Offer.”

How will I be notified if the offer is extended or a subsequent offering period is provided?

      If we extend the offer or provide for a subsequent offering period, we will inform Wells Fargo Bank, N.A., the Depositary for the offer, and will issue a press release giving the new offer expiration date not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the offer. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the offer?

      Purchaser’s obligation to accept for payment and to pay for any Norstan shares is subject to satisfaction of the Minimum Condition (as previously described and as defined below) and other conditions, more fully described in Section 14 — “Conditions of the Offer.”

      We can waive all conditions to the offer, except the Minimum Condition, without Norstan’s consent. See Section 14 — “Conditions of the Offer.”

How do I tender my Norstan shares?

      To tender your Norstan shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Wells Fargo Bank, N.A., the Depositary for the offer, not later than the time the offer expires. If your Norstan shares are held in street name, the shares can be tendered by your nominee through Wells Fargo Bank, N.A. If you cannot deliver a required item to the Depositary by the expiration of the offer, you may be able to obtain extra time to do so by having a qualified broker, bank or other fiduciary guarantee that the missing items will be received by the Depositary within three business days. However, the Depositary must receive the missing items within that three trading day period or your shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

How do I withdraw previously tendered Norstan shares?

      If after tendering your Norstan shares into the offer you decide that you do not want to accept the offer, you may withdraw your shares by delivering a written notice of withdrawal with the required information to Wells Fargo Bank, N.A., the Depositary for the offer, before the offer expires. If you tendered your shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Norstan shares that I have tendered?

      You may withdraw Norstan shares at any time until the offer has expired. In addition, if we have not agreed to accept your shares for payment by February 20, 2005, you may withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

What does the Norstan Board of Directors recommend?

      Norstan’s Board of Directors has unanimously determined that $5.60, net to the seller in cash, for each of your Norstan shares is fair to, and in the best interests of, you and Norstan. Norstan’s Board of Directors unanimously recommends that you accept the offer and tender your shares to us in the offer. See “Introduction” to this Offer to Purchase and Section 10 — “Background of the Offer; Past Contacts or Negotiations between Black Box and Norstan.”

Have any Norstan shareholders agreed to tender their shares?

      Yes. Pursuant to a Tender Agreement with Black Box and us, certain shareholders of Norstan, being all of the directors and executive officers of Norstan on December 20, 2004, who collectively owned as of such date approximately 5% of the outstanding Norstan shares, have agreed to tender their shares. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement and Other Agreements.”

Will the tender offer be followed by a merger if all Norstan shares are not tendered in the offer?

      If we accept for payment and pay for Norstan shares in the offer, we intend to merge Purchaser with and into Norstan subject to the terms and conditions of the Merger Agreement and upon the vote of Norstan’s shareholders, if such vote is required. Norstan will be the surviving corporation in the merger and will become a wholly owned subsidiary of Black Box. In the merger, Norstan shareholders who did not tender their shares will receive $5.60 per share (or any higher price per share which is paid in our offer), in cash, without any interest thereon (subject to applicable withholding taxes). If the Norstan shares tendered in the offer plus shares we could acquire from Norstan pursuant to the right described in the next sentence constitute 90% or more of the outstanding Norstan shares, we will be able to effect the merger without convening a meeting of shareholders. Subject to certain conditions, including the acquisition, in the offer, of at least 80% of the outstanding shares, Norstan has granted Purchaser the right to acquire shares from Norstan in order to acquire 90% of the outstanding Norstan shares. See Section 13 — “The Merger Agreement and Other Agreements.” There are no dissenters’ rights available in connection with our offer, but Norstan shareholders who have not sold their shares in the offer would have dissenters’ rights available in connection with the merger under Minnesota law if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 13 — “The Merger Agreement and Other Agreements.”

If I decide not to tender, how will the offer affect my Norstan shares?

      If you do not tender your Norstan shares into the offer and the merger described above takes place, your shares will be cancelled. Unless you exercise dissenters’ rights under Minnesota law (see Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan”), you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the merger, you will have dissenters’ rights under Minnesota law if you take appropriate action to perfect these rights. If the merger does not take place after the offer closes, however, the number of shareholders and number of Norstan shares which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for Norstan common stock. Norstan may cease making filings with the SEC and may not be required to continue to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 — “Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.”

What is the market value of my Norstan shares as of a recent date?

      The closing price for Norstan shares at the closing of regular trading hours for the Nasdaq National Market (“Nasdaq”) was $5.54 per share on December 22, 2004, the last trading day before the date of this Offer to Purchase.

      Before deciding whether to tender, we advise you to obtain a recent quotation for the Norstan shares. If this offer is successful, we expect Norstan shares to continue to be traded over Nasdaq until the time of the merger, although it is possible that trading volume will be significantly below its pre-offer level. Please note that the time period between the completion of the offer and the merger may be very short (i.e., less than one trading day). However, we can give no assurances that Norstan shares will continue to be traded over Nasdaq. See Section 6 — “Price Range of the Shares; Dividends.”

Who can I talk to if I have questions about the tender offer?

      You may call Georgeson Shareholder Communications, Inc., the Information Agent for the offer, at (877) 868-4997. See the back cover of this Offer to Purchase for additional information on how to contact the Information Agent.

To the Holders of Common Stock of Norstan, Inc.:

Introduction

      SF Acquisition Co., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of Black Box Corporation, a Delaware corporation (“Black Box” or “Parent”), hereby offers to purchase all issued and outstanding shares (together with the Rights (as defined below), the “Shares”) of common stock, $0.10 par value per share (“Company Common Stock”), of Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”), including any associated common stock purchase rights (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of April 1, 1998, between Norstan and Norwest Bank Minnesota, National Association, as amended (the “Rights Agreement”), at a price of $5.60 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

      Purchaser is a corporation newly formed by Black Box to effect the Offer and other transactions contemplated by the Merger Agreement (as defined below). Black Box offers one-source network infrastructure services for data networks (including structured cabling for wired and wireless systems), voice systems (including new and upgraded telephone systems) and 24/7/365 hotline technical support for more than 95,000 network infrastructure products that it sells through its catalog, Internet Web site and on-site services offices. Black Box’s common stock is traded on the Nasdaq National Market (“Nasdaq”) under the symbol “BBOX.” For additional information concerning Black Box and Purchaser, see Section 9 — “Certain Information Concerning Black Box and Purchaser.”

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 20, 2004, by and among Black Box, Purchaser and Norstan (the “Merger Agreement”). Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into Norstan with Norstan surviving the merger as a wholly owned subsidiary of Black Box (the “Merger”). The Merger will become effective on the date and time that the articles of merger are filed with the Minnesota Secretary of State (unless some later time is specified therein) (the “Effective Time”). At the Effective Time, each Share then outstanding (other than Shares owned by Black Box, Purchaser, or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive $5.60 per Share, net to the seller in cash, or any higher price per Share paid in the Offer (such price being the “Per-Share Amount”), without interest thereon (and subject to applicable withholding taxes). Shareholders who exercise dissenters’ rights under Minnesota law will receive a judicially-determined fair value for their Shares, which value could be more or less than, or the same as, the Per-Share Amount. See Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan.

      The Merger Agreement is more fully described in Section 13 — “The Merger Agreement and Other Agreements.”

      Norstan has informed Purchaser that, as of December 20, 2004: (1) 13,821,679 Shares (including an equal number of Rights) were issued and outstanding; (2) 2,289,739 Shares were issuable pursuant to outstanding options (“Company Options”) and 505,733 Shares were issuable pursuant to outstanding warrants (the “Warrants”). Based on the foregoing, and assuming that no Shares, Company Options or Warrants (or any other security exercisable for or convertible into Shares) were issued after December 20, 2004, the Minimum Condition (as defined below) will be satisfied if at least 8,308,576 Shares are validly tendered and not withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied and Purchaser accepts for payment the Shares tendered pursuant to the Offer, Purchaser will be able to elect a majority of the members of Norstan’s Board of Directors and to effect the Merger without the affirmative vote of any other shareholder of Norstan. See Section 11 — “Purpose of the Offer; Shareholder Approval;

Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan” and Section 13 — “The Merger Agreement and Other Agreements.”

      Each director and executive officer of Norstan as of December 20, 2004 (the “Shareholders” and each, a “Shareholder”) has agreed to tender the Shares held by each of them into the Offer pursuant to the terms of a Tender and Voting Agreement, dated as of December 20, 2004, which they entered into with Purchaser and Black Box (the “Tender Agreement”). At December 20, 2004, the Shareholders owned 636,019 Shares excluding unvested restricted stock, representing approximately 5% of the issued and outstanding Shares as of such date. The Tender Agreement is more fully described in Section 13 — “The Merger Agreement and Other Agreements.” Certain United States federal tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

      Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by Wells Fargo Bank, N.A., the Depositary and Paying Agent, and Georgeson Shareholder Communications, Inc., which is acting as the Information Agent (the “Information Agent”). See Section 17 — “Fees and Expenses.”

      Under Section 302A.621 of the Minnesota Business Corporation Act (the “MBCA”), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Purchaser may be able to effect the Merger, and is required to do so under the Merger Agreement, after consummation of the Offer without a vote of the Company’s shareholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, approval of the Merger requires the affirmative vote of holders of a majority of the Shares. If the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Purchaser will own a sufficient number of Shares to either ensure that the Merger will be approved by Norstan shareholders or effect the Merger without a vote of Norstan shareholders. See Section 11 — “Purpose of the Offer; Shareholder Approval; Short-Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan.”

      The Board of Directors of Norstan has unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to and in the best interests of the Company and its shareholders. The Board of Directors of Norstan has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the MBCA, and has resolved to recommend that holders of Shares accept the Offer and tender their Shares, and adopt and approve the Merger Agreement and the Merger, if necessary. The board of directions of Norstan also unanimously approved the Tender Agreement and the Option Agreement, and all the transactions contemplated thereby, respectively. A special committee of the Company’s board of directions unanimously approved the Offer, the Merger, the Merger Agreement, the Tender Agreement, the Option Agreement and all the transactions contemplated thereby in order to render inapplicable certain sections of the MBCA relating to takeovers.

      The Offer is conditioned upon, among other things:

•	there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares then owned by Black Box or Purchaser (including Shares subject to the Tender Agreement (as described in Section 13 — “The Merger Agreement and Other Agreements”)), immediately prior to acceptance for payment of Shares pursuant to the Offer, represent at least a majority of the Fully Diluted Number of Company Shares (as defined below) (the “Minimum Condition”); and

•	the following shall not have occurred: (1) any waiting period under applicable anti-trust law or regulation, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall not have expired or been terminated; (2) any event that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined below); (3) (i) any general suspension of, trading in, or limitation on prices for, securities on the New York Stock Exchange or Nasdaq, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets; (4) any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any materiality or similar qualification contained therein) shall not be true and correct, as of the date of the Merger Agreement (December 20, 2004) or as of a subsequent date as if made on such subsequent date, except to the extent the failure of any such representations and warranties to be true and correct (without giving effect to any materiality or similar qualification contained therein), taken together in their entirety, would not reasonably be expected to have a Company Material Adverse Effect, provided, however, that any such breach capable of being cured has not in fact been cured prior to the initial expiration date of the Offer (or such later date upon which the Offer shall expire, under certain conditions); (5) the Company has failed to perform or comply with, in all material respects, each covenant or agreement contained in the Merger Agreement and required to be performed or complied with by it which would reasonably be expected to have a Company Material Adverse Effect and such failure is incapable of being cured or has not been cured during the applicable grace period; (6) any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger or any other transactions contemplated by the Merger Agreement is pending or issued by any court of competent jurisdiction and remains in effect, or there is any law enacted or deemed applicable by a governmental body to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement that makes the consummation of the Offer, the Merger or other transactions contemplated by the agreement illegal; (7) the failure of the parties’ notification filing under the HSR Act to have been accepted by the Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) without material modification to the Offer, the Merger or other transactions contemplated by the Merger Agreement, or the issuance of an order by the FTC or DOJ to Black Box requiring it to divest certain of its assets in connection with the transactions contemplated by the Merger Agreement; (8) the failure of the Company to obtain any necessary consent to the transactions contemplated by the Merger Agreement required by the contracts with the Company’s vendors identified in writing by Parent to the Company on or prior to the date of the Merger Agreement; (9) the notice period for prepayment of indebtedness under the Loan and Security Agreement by and among Norstan Communications, Inc., Vibes Technologies, Inc., Norstan, Inc., Norstan Financial Services, Inc., Norstan Canada, Inc., Norstan International, Inc., and Norstan Canada, Ltd., and Wells Fargo Foothill, Inc., as arranger and administrative agent (the “Loan and Security Agreement”) having not been waived or expired by its terms; (10) the failure of any of the Executives (as defined below) to execute an agreement (a “New Severance Agreement”) in favor of Black Box, Purchaser and/or the Company containing terms consistent with the Term Sheets (as defined below) signed by such Executives, except that the New Severance Agreement will provide for a non-compete and non-solicitation period of 12 months from the date of termination of employment regardless of when such date shall occur (24 months in the case of the Company’s Chief Executive Officer)(see Section 13 — “The Merger Agreements and Other Agreements”); (11) the Merger Agreement having been terminated in accordance with its terms; or (12) shareholder derivative litigation or shareholder class action litigation against the Company or its executive officers or directors having been instituted or shall be pending.

      “Fully Diluted Number of Company Shares” means the sum of the (x) aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer, plus (y) the aggregate number of Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable for or convertible into Shares or other capital stock of the Company, any of which is outstanding immediately prior to the acceptance of Shares pursuant to the Offer.

      “Company Material Adverse Effect” means any change, result, effect, event, occurrence or state of facts (or any development that has had or is reasonably likely to have any change or effect) that, alone or in connection with other matters, is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company or any of its subsidiaries, taken as a whole, or which is or would reasonably be expected to be materially adverse to the ability of such persons to consummate the transactions contemplated thereby. Certain events are excluded from the determination of whether a Company Material Adverse Effect has occurred; such events are discussed in Section 14 — “Conditions of the Offer.”

      KeyBanc Capital Markets, a division of McDonald Investments Inc. (“Norstan’s Financial Advisor”) has delivered to the Company’s Board of Directors its written opinion, dated December 20, 2004 to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Norstan. The full text of the opinion of Norstan’s Financial Advisor is set forth as Annex A to the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to shareholders of Norstan with this Offer to Purchase. Norstan shareholders are urged to read each of the Schedule 14D-9 and such opinion carefully in its entirety. The opinion of Norstan’s Financial Advisor is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or, if necessary, how any holder of such Shares should vote with respect to the Merger.

The Offer is contingent upon the fulfillment of several conditions, as described in Section 14 — “Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, January 24, 2005, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that Norstan shareholders should read carefully before any decision is made with respect to the Offer.

1.	Terms of the Offer

      Upon the terms and subject to the conditions of the Offer, Purchaser will pay $5.60 per Share in cash, net to the seller in cash and without interest thereon (subject to applicable withholding taxes), for all Shares validly tendered and not withdrawn prior to the Expiration Date in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, January 24, 2005, unless and until, in accordance with the terms of the Merger Agreement, Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, expires.

      Purchaser may extend the Offer, without the consent of Norstan, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, if:

•	any of the conditions to Purchaser’s obligation to purchase Shares in the Offer have not been satisfied or waived, in which case the extension is limited to a time period reasonably necessary to cause such condition or conditions to be satisfied;

•	any rule, regulation, interpretation or position of the SEC applicable to the Offer requires that the Offer be extended (one or more times);

•	the number of Shares validly tendered and not withdrawn and the Shares owned by Black Box including Shares subject to the Tender Agreement (the “Parent-Owned Shares”) is greater than a majority of the Fully Diluted Number of Company Shares but less than the 90% threshold necessary for a Short Form Merger (as defined below), in which case the offer may be extended or re-extended for an aggregate additional period of not more than 20 business days; or

•	the Company requests in writing a one-time extension of the Offer limited to 10 business days, and the conditions to the Offer have not been satisfied or waived.

      Purchaser may elect to provide a subsequent offering period (and one or more extensions thereof) of three to twenty business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time following the expiration of the Offer during which shareholders may tender Shares not previously tendered in the Offer and receive the same Per-Share Amount paid in the Offer. During a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered and tendering shareholders will not have withdrawal rights. Purchaser would announce its intention to provide a Subsequent Offering Period no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date, at which time a Subsequent Offering Period would immediately begin. Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its own discretion.

      Under no circumstances will interest be paid on the Per-Share Amount for tendered Shares regardless of any extension of an amendment to the Offer or any delay in paying for such Shares.

      The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions set forth in Section 14 — “Conditions of the Offer.”

      Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the HSR Act. Black Box and Purchaser reserve the right, in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all applicable conditions other than the Minimum Condition, which may be waived only with Norstan’s prior written consent.

      Black Box and Purchaser may, at any time and from time to time prior to the Expiration Date, waive any condition to the Offer, or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of Norstan, Purchaser may not:

•	amend or waive the Minimum Condition;

•	change the form of consideration payable in the Offer;

•	reduce the Per-Share Amount to be paid in the Offer;

•	change the number of Shares sought in the Offer;

•	impose additional conditions to the Offer (other than the Minimum Condition and the other conditions described in Section 14 — “Conditions of the Offer”);

•	extend the expiration date of the Offer beyond its initial expiration date, except under the circumstances described above and set forth in Section 1.1(d) to the Merger Agreement; or

•	amend any existing conditions of the Offer in any manner adverse to the holders of the Shares.

      If by 12:00 midnight, New York City time, on Monday, January 24, 2005 (or any date or time then set as the Expiration Date), the Minimum Condition is not satisfied or the other conditions have not been satisfied or waived, Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may:

•	waive (in whole or in part) any of the unsatisfied conditions, except the Minimum Condition;

•	terminate the Offer and not accept for payment any tendered Shares and return all tendered Shares to tendering shareholders;

•	extend the Offer for an amount of time as is reasonably necessary to cause such conditions to the Offer to be satisfied;

•	extend the Offer, one or more times, for any period required by any SEC rule, regulation, interpretation or position; or

•	amend the Offer, except as set forth above.

      If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the offer.

      Upon the written request of Norstan, Purchaser will extend the Offer once for a period of 10 business days, if, as of the Expiration Date, any of the conditions set forth in Section 14 — “Conditions of the Offer,” have not been satisfied or waived.

      Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date subject to the public announcement requirements of Rule 14e-1(d) under the Exchange Act and subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of material changes). Without limiting the obligation of Purchaser or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and will have no obligation to publish, advertise or otherwise communicate any public announcement other than in such manner.

      If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an Offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders and that, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, with the approval of the Company (which is required by the Merger Agreement), Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to Norstan shareholders, Purchaser will extend the Offer at least until the expiration of that period of 10 business days. The requirement to extend an Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      As described above, Purchaser may, subject to certain conditions, elect to provide a Subsequent Offering Period. In a public release, the SEC has expressed the view that the inclusion of a Subsequent

Offering Period would constitute a material change to the terms of the Offer requiring Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). The SEC, however, has recently stated that such advance notice may not be required under certain circumstances. In the event Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of Norstan consistent with the requirements of the SEC.

      Norstan has provided Black Box and Purchaser with Norstan’s shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. Black Box and Purchaser and its agents will mail this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and will furnish same to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and provided that the Offer has not been terminated as described in Section 1 of this Offer to Purchase, Purchaser will accept for payment and will pay for, promptly after the Expiration Date, all Shares validly tendered and not withdrawn (in accordance with Section 4 — “Withdrawal Rights”) prior to the Expiration Date.

      If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. If Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4 — “Withdrawal Rights.”

      For information with respect to approvals that Parent and Purchaser are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 16 — “Certain Legal Matters; Required Regulatory Approvals.”

      In all cases, payment for Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for such Shares (the “Certificates”), together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), and either (A) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or (B) an Agent’s Message as described in Section 3 — “Procedure for Tendering Shares;” and

•	any other documents required by the Letter of Transmittal.

      “Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant. The term “Agent’s Message” shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives notice to the

Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the Per-Share Amount therefor with the Depositary, which will act as agent for tendering Norstan shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering Norstan shareholders.

      Under no circumstances will Purchaser pay interest on the Per-Share Amount for Shares, regardless of any extension of the Offer or any delay in making such payment.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if the tendering shareholder submits Certificates representing more Shares than the tendering shareholder has tendered pursuant to the Offer, Purchaser will return the Certificates representing the unpurchased or untendered Shares, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depository’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the non-acceptance of the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

      Black Box reserves the right to transfer or assign, in whole or in part, to any direct or indirect subsidiary of Black Box without the consent of the Company, its rights under the Merger Agreement, but any such transfer or assignment will not relieve Black Box of its obligations under the Offer.

3.	Procedure for Tendering Shares

      Valid Tender of Shares: A shareholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates (in Certificates), a Letter of Transmittal, properly completed and duty executed, with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one is provided);

•	for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each ease prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one is provided); or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

      Tendering Shares pursuant to any one of the above-described procedures will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender the Shares. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery, through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, the shareholder should allow sufficient time to ensure timely delivery.

      Book-Entry Transfer. The Depositary will establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedures described below for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into a Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

      Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation).

      Purchaser may, in compliance with applicable law, provide an additional period following the Offer in which the Norstan shareholders would be able to tender Shares not previously tendered in the Offer. For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures except that the required documents and certificates must be received during the Subsequent Offering Period.

      Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Signature Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal, or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

      If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made to, or Certificates for those Shares not tendered or not accepted for payment are to be returned to, a person other than the registered holder of the certificates surrendered, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holders or owners appear on the Share Certificate, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

      If Certificates for Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of Certificates.

      Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, your Shares may nevertheless be tendered if the following guaranteed delivery procedures are complied with:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if such notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf such notice is given that such participant has received and agrees to become bound by the form of such notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

      Other Requirements. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Certificates for Shares (or a timely Book-Entry Confirmation), (2) a properly completed and duly-executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Per-Share Amount to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

      Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any regular, special or adjourned meeting of Norstan’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by Purchaser, in its sole discretion, whose determination shall be final and binding. Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and Purchaser’s interpretation of the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including, without limitation, the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all debts or irregularities relating thereto have been cured or waived. None of Black Box, Purchaser or any of their respective affiliates or assigns, the Dealer Manager, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Backup Withholding. Under United States federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service (the “IRS”) a portion of the amount of any payments made pursuant to the Offer. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, and certify under penalties of perjury that such TIN is correct, as well as providing certain other certifications. If a shareholder does not provide such shareholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 28%. All Norstan shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain shareholders (including, among others, all corporations) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate Form W-8 (instead of a Form W-9) a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 8 to the Letter of Transmittal.

4.	Withdrawal Rights

      Other than during a Subsequent Offering Period, Shares that you have tendered into the Offer may be withdrawn (pursuant to the procedures set forth below) at any time on or prior to the Expiration Date (including by extension of such date) and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 20, 2005.

      If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Purchaser’s behalf, retain Shares that have been tendered, and such Shares may not be withdrawn except to the extent that such tendering shareholder is entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. You may not rescind a withdrawal of Shares. Any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again any time prior to the Expiration Date following one of the procedures described in Section 3 — “Procedure for Tendering Shares.”

      No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 of the Exchange Act.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Black Box, Purchaser, or any of their respective affiliates or assigns, the Dealer Manager, the Information Agent, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. See Section 3 — “Procedure for Tendering Shares.”

5.	Certain United States Federal Income Tax Consequences

      The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are, respectively, sold pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is for general information purposes only and does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances. The tax consequences to any particular shareholder may differ depending on that shareholder’s own circumstances and tax position. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to holders who hold Shares as “capital assets” within the meaning of section 1221 of the Code, and does not apply to holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, non-United States persons, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers, holders who perfect their dissenters’ rights, if any, or persons who held their Shares as a part of a straddle, hedge, conversion, or other integrated investment. The tax consequences of the Offer and the Merger to holders who hold their Shares through a partnership or other pass-through entity generally will depend upon such holder’s status for United States federal income tax purposes.

      Each holder is urged to consult such holder’s tax advisor regarding the specific United States federal, state, local and foreign income and other tax consequences of the Offer and the Merger in light of such holder’s specific tax situation.

      The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under state, local, or foreign tax laws. In general, a holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Offer or the Merger. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if such Shares have been held for more than one year at the time of disposition. Tendering noncorporate shareholders generally will be eligible for a maximum United States federal income tax rate of 15% of any long-term gains. Any claim of a deduction in respect of a capital loss is subject to limitations.

      A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to backup withholding. See “Backup Withholding” under Section 3 — “Procedure for Tendering Shares.” Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

6.	Price Range of the Shares; Dividends

      The Shares are traded over Nasdaq under the symbol “NRRD.” The following table sets forth, for each of the periods indicated, the high and low reported sale prices per share of the Shares on Nasdaq during each quarter presented.

Norstan, Inc.

	High	Low

Fiscal 2003
First Quarter	$7.23	$2.71
Second Quarter	$3.95	$2.18
Third Quarter	$5.27	$2.70
Fourth Quarter	$3.91	$2.51
Fiscal 2004
First Quarter	$4.09	$3.02
Second Quarter	$4.39	$2.47
Third Quarter	$4.10	$2.45
Fourth Quarter	$4.00	$2.55
Fiscal 2005
First Quarter	$3.23	$2.54
Second Quarter	$4.78	$2.33

      On December 17, 2004, the last full day of trading prior to the date of the Merger Agreement, the reported closing price at the closing of regular trading hours of Nasdaq for the Shares was $4.80 per share. On December 22, 2004, the last full trading day prior to the date of this Offer to Purchase, the reported closing price at the closing of regular trading hours of Nasdaq for the Shares was $5.54 per share. Norstan’s fiscal year ends on April 30 of each year.

      Shareholders are urged to obtain current market quotations for their Shares.

      Dividends. Purchaser has been advised by Norstan that Norstan has not declared or paid any cash dividends during any of the periods indicated in the above table and that it does not intend to declare or pay any cash dividends on its Shares in the foreseeable future.

      Under the terms of the Merger Agreement, Norstan may not declare, pay, or set aside any dividends on or make any other distributions in respect of any of the Shares without the prior written consent of Black Box, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time.

7.	Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations

      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Company Common Stock and reduce the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Black Box nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Per-Share Amount.

      Nasdaq Listing. Purchaser intends to cause the Shares to be delisted from Nasdaq promptly upon completion of the Merger. Even if the Merger is not completed, depending upon the number of Shares tendered to and purchased by Purchaser in the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on Nasdaq, which requires that an issuer either:

(i)	have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least two market makers, have shareholders’ equity of at least $10 million, and have a minimum bid price of $1; or

(ii)	have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $1, have at least four market makers and have either (1) a market capitalization of at least $50,000,000 or (2) a total of at least $50,000,000 in assets and revenues, respectively.

      If Nasdaq ceased publishing quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of the Shares available in the public market at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares, or whether it would cause future market prices to be greater or lesser than the price Purchaser is currently offering.

      Exchange Act Registration. The Company Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of Norstan to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Norstan subject to registration, would substantially reduce the information required to be furnished by Norstan to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Norstan, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c), in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of Norstan and persons holding “restricted securities” of Norstan to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. Black Box and Purchaser intend to seek to cause Norstan to apply for termination of registration of the Common Stock under the Exchange Act as soon as is practical after the completion of the Offer if the requirements for such termination are met, as Black Box and Purchaser believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act.

      Margin Regulations. The Shares are currently “margin securities” under Regulations G, U and X (the “Margin Regulations”) of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit for the purpose of buying, carrying or trading in margin securities, including the Shares, if the credit is secured directly or indirectly by margin securities. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin securities and other collateral. Depending on factors such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares may no longer constitute “margin securities” for purposes of the Margin Regulations and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Norstan

      Norstan is a Minnesota corporation with its principal executive offices at 5101 Shady Oak Road, Minnetonka, Minnesota 55343. Norstan’s telephone number is (952) 352-4000. Norstan is a full-service communication solutions company that delivers voice and data technologies and services, as well as remanufactured equipment. The Company also provides software and converged solutions and communication services such as project management, implementation, field delivery, voice and data network monitoring and managed professional services.

      Norstan is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are obtainable by mail upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Norstan’s SEC filings are also available to the public from commercial document retrieval services or at the Internet Web site maintained by the SEC: http://www.sec.gov.

9.	Certain Information Concerning Black Box and Purchaser

      Black Box and Purchaser. Black Box is a Delaware corporation with its principal executive offices located at 1000 Park Drive, Lawrence, Pennsylvania 15055. Black Box’s telephone number is (724) 746-5500. Black Box offers one-source network infrastructure services for data networks (including structured cabling for wired and wireless systems), voice systems (including new and upgraded telephone systems) and 24/7/365 hotline technical support for more than 95,000 network infrastructure products that it sells through its catalog, Internet Web site and on-site services offices.

      Purchaser’s principal executive offices are located at 1000 Park Drive, Lawrence, Pennsylvania 15505. Purchaser is a newly formed Minnesota corporation and a wholly owned subsidiary of Black Box. Purchaser was created for the purpose of effecting the Offer and the Merger. Black Box owns all of the outstanding capital stock of Purchaser.

      The name, business address, citizenship, present principal occupation and five-year employment history of each of the directors and executive officers of Black Box and Purchaser are set forth in Schedule I hereto.

      None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

      Except as set forth elsewhere in this Offer to Purchase, or in Schedule I to this Offer to Purchase: (a) neither Black Box nor, to Black Box’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Black Box or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Norstan, (b) neither Black Box nor, to Black Box’s knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Norstan during the past 60 days, (c) neither Black Box nor, to Black Box’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Norstan (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since December 23, 2002, there have been no transactions that would require reporting under the rules and regulations of the SEC between Black Box or any its subsidiaries, or, to Black Box’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Norstan or any of its executive officers, directors or affiliates, on the other hand, and (e) since December 23, 2002, there have been no contacts, negotiations or transactions between Black Box or any of its subsidiaries, or, to Black Box’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Norstan or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      Black Box is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are obtainable by mail upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Black Box’s SEC filings are also available to the public from commercial document retrieval services or at the Internet Web site maintained by the SEC: http://www.sec.gov.

10.	Background of the Offer; Past Contacts or Negotiations between Black Box and Norstan

      On October 28, 2003, Fred C. Young, Black Box’s Chief Executive Officer, Michael McAndrew, Black Box’s Chief Financial Officer, and Terry Blakemore, Black Box’s General Manager, attended a presentation by the Company’s management regarding the Company. Present for the Company were its former Chief Executive Officer and Scott G. Christian, then the Company’s Chief Financial Officer. On November 6, 2003, Mr. Blakemore again visited the Company and met with certain members of management. By non-binding letter dated November 6, 2003, Black Box informed Norstan’s Financial Advisor that, subject to due diligence, including analysis of potential synergies and integration issues, Black Box would consider acquiring the Company at a premium of 20% to 30% of the trading price of the Company’s stock as of that date. Black Box was subsequently notified that the Company had entered into an exclusivity agreement with another bidder and discussions of a possible acquisition of the Company by Black Box ceased at that time.

      On September 14, 2004, Mr. Young called Mr. Christian, who had by then become the Company’s Chief Executive Officer, to inquire as to whether there was any interest in discussing a possible acquisition of the Company by Black Box. Mr. Christian indicated that he would not attempt to prevent Black Box from making a serious offer for a potential transaction. Accordingly, Messrs. Christian and Young agreed to meet to discuss a potential transaction.

      On September 21, 2004, Black Box and the Company signed a confidentiality agreement (the “Confidentiality Agreement”) and Mr. Young and Mr. Blakemore met with Mr. Christian in Minneapolis, Minnesota to discuss a potential acquisition of the Company. Mr. Young inquired as to whether the Company had any interest in a transaction. Mr. Christian indicated that, while the Company would evaluate any offer, it was not seeking to engage in a transaction, and the Company would consider an offer only if management believed that the price was adequate. Following the September meeting with Mr. Christian, Mr. Young had discussions with members of Black Box’s Board of Directors regarding the Company.

      On September 30, 2004, Mr. Young telephoned Mr. Christian to inform him that, after consideration, Black Box was willing to indicate its interest in engaging potential transaction with Norstan. Mssrs. Young and Christian discussed the basic structure and terms and conditions of the potential transaction proposed by Black Box. Mssrs. Young and Christian also discussed other terms, including price. Mr. Christian requested that Mr. Young prepare a letter setting forth the price and other terms in writing and Mr. Young agreed to send a letter evidencing Black Box’s intention to pursue such a potential transaction with Norstan.

      Consequently, on October 1, 2004, Mr. Young provided Mr. Christian with a non-binding letter indicating Black Box’s preliminary interest, subject to due diligence and other conditions, based on a total enterprise value of $90 million. This indication of interest letter also included other deal terms and indicated the proposal remained effective until October 15, 2004.

      Between October 1, 2004 and October 15, 2004, Black Box, the Company and Norstan’s Financial Advisor engaged in discussions and exchanged drafts of a non-binding term sheet and indication of interest letter, and Norstan’s Financial Advisor provided Black Box with information regarding Black Box’s enterprise value proposal. On October 15, 2004, Black Box provided the Company with a non-binding letter indicating, on a preliminary basis and subject to due diligence and other terms and conditions, an interest in acquiring the Company at a price of $5.75 per Share, representing an enterprise value of approximately $98 million.

      Based on Black Box’s indication of interest, the Company agreed that Black Box could conduct limited due diligence for a two week period in order to determine whether a potential transaction could be achieved. On October 25, 2004, representatives of Black Box traveled to the Company’s offices in Minnetonka, Minnesota to perform preliminary due diligence. In connection with such due diligence, Mr. Young met with Mr. Christian. In addition, Mr. Young and Mr. Blakemore met with representatives of Norstan’s Financial Advisor regarding potential synergies that could result from a combination of Black Box and the Company. On October 29, 2004, Mr. Young had additional discussions with Mr. Christian regarding certain matters, including the potential synergies of an acquisition of the Company by Black Box, the strategic impact of the transaction, recent developments concerning the Company’s business, change-of-control agreements and other severance arrangements with the Company’s executive management team. On November 1, 2004, Mr. Young again met with Mr. Christian at the Company’s headquarters for further discussions.

      On November 9, 2004, Mr. Young and other representatives of Black Box discussed a potential acquisition of the Company with Black Box’s Board of Directors.

      On November 11, 2004, Mr. Young met with Paul Baszucki, the Chairman of the Board of Directors of the Company, in Minneapolis, regarding Black Box and the future of a potential combined company.

      On November 15, 2004, representatives of Black Box, the Company, Norstan’s Financial Advisor and Black Box’s and the Company’s outside legal counsel conducted a telephone conference to discuss a process for moving toward a transaction, including additional due diligence by Black Box.

      On November 16, 2004, Christopher H. Gebhardt, Black Box’s General Counsel, along with outside counsel for Black Box and outside counsel for the Company, discussed various matters regarding a proposed transaction including structure, representations and warranties, termination rights, termination fees, liquidation fees and other matters regarding the documentation of a transaction. Subsequent to that call, Black Box received an exclusivity letter executed by the Company granting Black Box the exclusive right to negotiate a potential transaction until January 10, 2005 (the “Exclusivity Letter”). The Exclusivity Letter included a non-binding term sheet proposing a price of $5.75 per Share, representing an enterprise value of approximately $98 million.

      On November 17, 2004, representatives of Black Box, including its legal and other advisors, commenced additional due diligence regarding the Company at the Company’s headquarters in Minnesota. At that time, members of the executive management teams of the Company and Black Box, including Mr. Young and Mr. Christian, met to discuss strategic plans that could result from an acquisition of the Company by Black Box. On November 18, 2004, Black Box’s counsel provided the Company’s counsel with a draft of certain provisions of the merger agreement regarding exclusivity, rights to terminate, termination fees and liquidated damages. On November 23, 2004, the Company’s counsel delivered to Black Box a draft of the merger agreement.

      On December 3, 2004, legal advisors to Black Box circulated drafts of a form of tender and voting agreement to be executed and delivered by the Company’s directors and executive officers, pursuant to which they would agree to tender their Shares in the offer, and a stock option agreement in favor of Black Box. The legal advisors and management for both companies continued to negotiate provisions of such agreements.

      On December 6, 2004, Mr. Christian met with certain members of Black Box’s Board of Directors and toured Black Box’s facilities in Pittsburgh, Pennsylvania. On December 7, 2004, Mr. Young and other members of the Black Box management team met with Mr. Christian and other members of the Company’s executive management team. During that week, Black Box continued its due diligence of the Company and management teams from the Company and Black Box held numerous discussions regarding the potential cost savings and other benefits of engaging in the transaction. The parties also discussed various post-transaction strategies for integrating the combined companies and operating the business. At that time, legal counsel for the Company and Black Box continued negotiation of the definitive agreements.

      On December 9, 2004, Mr. Young met with the Company’s Board of Directors and discussed Black Box’s business and operations as well as potential synergies of a transaction. On December 10, 2004, Mr. Young and members of the Black Box management team met with the Company management team to discuss product planning for a combined entity. Mr. Young also met with certain members of Company management to discuss certain management compensation issues, including severance arrangements, a waiver of management’s existing change-in-control provisions and new non-compete and non-solicitation covenants that would be required by Black Box.

      On December 11, 2004, Black Box’s management team met to discuss their ongoing due diligence and certain contingent liabilities regarding the Company. Pursuant to those discussions and conclusions, Black Box’s legal advisors contacted the Company’s legal advisors and informed them that Black Box was reducing its indicated price to $5.25 per Share. Discussions regarding price and other outstanding issues continued and, as of December 14, 2004, the Company indicated to Black Box that it would be willing to consider a transaction at $5.60 per Share.

      On December 15, 2004, the Black Box Board of Directors met to consider the transaction. In connection with such consideration, Black Box’s management team presented information to the Black Box Board of Directors, including information regarding Black Box’s due diligence, business review, strategic planning, and the proposed terms of the merger agreement. Following extensive presentations and discussions, Black Box’s Board of Directors authorized and approved an acquisition of the Company at not more than $5.60 per Share. Following the meeting of Black Box’s Board of Directors, Mr. Young indicated to Mr. Christian that, subject to resolving any outstanding issues, Black Box was willing to offer $5.60 per Share to acquire the Company. Mr. Christian indicated to Mr. Young that $5.60 per share was acceptable to Norstan.

      From December 16, 2004 through December 20, 2004, representatives of the Company and Black Box and their advisors continued to negotiate remaining issues on the proposed transaction. On December 20, 2004, at approximately 4:30 p.m., Eastern Standard Time, the parties executed and delivered the Merger Agreement, the Option Agreement and the Tender Agreement. Immediately thereafter, Black Box and the Company issued a joint press release relating to the proposed Offer and Merger. On December 23, 2004, in accordance with the Merger Agreement, Black Box commenced the Offer.

11.	Purpose of the Offer; Shareholder Approval; Short Form Merger; “Going Private” Transactions; Dissenters’ Rights; Plans for Norstan

      Purpose of the Offer. The purpose of the Offer is to enable Black Box to acquire control of, and the entire equity interest in, Norstan. The Offer is being made pursuant to the Merger Agreement and is intended to facilitate the acquisition of all of the Shares and increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offer. The transaction structure includes the Merger in order to ensure the acquisition by Black Box of all the outstanding Shares.

      If the Merger is consummated, Black Box’s common equity interest in Norstan would increase to 100% and Black Box would be entitled to all the benefits resulting from that interest. These benefits include complete management with regard to the future conduct of Norstan’s business and any increase in its value. Similarly, Black Box will also bear the risk of any losses incurred in the operation of Norstan and any decrease in the value of Norstan.

      Norstan shareholders who sell their Shares in the Offer will cease to have any equity interest in Norstan and to participate in any future growth. Similarly, the shareholders of Norstan will not bear the risk of any decrease in the value of the Company after selling their Shares in the Offer or the subsequent Merger. If the Merger is consummated, the shareholders of Norstan will have only the right to receive the Merger Consideration (as defined below) pursuant to the Merger Agreement. See Section 13 — “The Merger Agreement and Other Agreements.”

      Shareholder Approval. Generally, under the MBCA, the approval of an affirmative vote of the holders of a majority of the outstanding shares of common stock is required to adopt and approve a merger agreement and subsequent merger of a company. Norstan has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Norstan and the consummation by Norstan of the transactions contemplated thereby, including the Offer and the Merger, have been duly and validly authorized by the Company’s Board of Directors. Norstan has also represented that no other corporate action is necessary by the Company or any of its subsidiaries to authorize the execution or delivery of the Merger Agreement and to consummate any transactions contemplated by the Merger Agreement, other than a vote of the Company’s shareholders to adopt the Merger Agreement in accordance with the MBCA.

      In addition, Norstan has represented that, if required under applicable law, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the shareholders’ meeting (called for the purpose of adopting the Merger Agreement) (the “Company Shareholder Meeting”) and entitled to vote (the “Required Company Shareholder Vote”), is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt the Merger Agreement, approve the Merger or consummate any or the other transactions contemplated by the Merger Agreement. Therefore, unless the Merger is consummated pursuant to the Short Form Merger (as defined below) provisions under the MBCA described below (in which case no further corporate action by the Norstan shareholders will be required to complete the Merger), the only remaining required corporate action of Norstan would be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for Company Shareholder Meeting, for which Norstan has agreed to take all action necessary under all applicable law to call, give notice of and hold, as promptly as practicable following the Offer Closing Date (as defined below).

      Each of Black Box and the Company have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement.

      Short Form Merger. Section 302A.621 of the MBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge the subsidiary corporation into itself without any action or vote on the part of the shareholders of such other corporation (such merger, a “Short Form Merger”). In the event that Black Box, Purchaser and any other subsidiaries of Black Box acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, a Short Form Merger could be effected, subject to compliance with the provisions of Section 302A.621 of the MBCA. If Purchaser owns at least 80% of the outstanding

Shares following consummation of the Offer, Purchaser could exercise the Option described in Section 13 — “The Merger Agreement and Other Agreements” or seek to purchase additional Shares (in the open market or otherwise) in order to reach the 90% threshold and employ a Short Form Merger. The parties have agreed that the per share consideration paid for any Shares acquired under the Option would be $5.60 per Share (the same as the Per-Share Amount). Black Box presently intends to effect a Short Form Merger if permitted to do so under the MBCA.

      “Going Private” Transactions. The SEC has adopted Rule 13e-3, promulgated under the Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. However, Rule 13e-3 would not be applicable if: (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the Per-Share Amount in the Offer. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effectuated within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Norstan and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

      Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. However, if the Merger is consummated, holders of the Shares at either (1) the record date for the Company Shareholder Meeting or (2) the Effective Time (in the case of a Short Form Merger) will have certain rights pursuant to the provisions of Sections 302A.471 and 302A.473 of the MBCA, including the right to dissent and to receive payment in cash of the fair value of their Shares. Dissenting Norstan shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such statutory value in cash, together with a statutory rate of interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Merger.

      The foregoing summary of the dissenters’ rights available under the MBCA does not purport to be a complete statement of the procedures to be followed by the shareholders desiring to exercise any dissenters’ rights available under the MBCA. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the MBCA. If a shareholder withdraws or loses its right to dissenters’ rights, such holder’s shares will automatically be converted into, and represent only the right to receive, the Merger Consideration, without interest. See Annex B for the complete text of the MBCA’s dissenters’ rights provisions.

      Plans for Norstan. In connection with the Offer, Black Box and Purchaser have reviewed and will continue to review various possible business strategies that they might consider in the event that Purchaser acquires control of Norstan, whether pursuant to the Offer, the Merger or otherwise. Upon the consummation of the Merger, Norstan will become a wholly owned subsidiary of Black Box and will operate under the direction of Black Box’s management as “Norstan, Inc. d/ b/ a Black Box Network Services.”

      Except as disclosed in this Offer to Purchase, neither Black Box nor Purchaser has any present plan or proposal: (1) to effect an extraordinary corporate transaction, such as a merger, reorganization, liquidation or dissolution under consideration involving Norstan; (2) for the sale or transfer of a material amount of assets of Norstan; (3) for any person to acquire additional securities of Norstan, or to dispose of securities of Norstan; (4) to change the location of Norstan’s principal place of business or its principal executive office or of a material portion of its business activities; (5) to change materially Norstan’s charitable or community contributions or related policies, programs, or practices; (6) to change materially Norstan’s relationship with suppliers or customers or the communities in which it operates; or (7) make any other material change in Norstan’s business, corporate structure, management or personnel. After the purchase of the Shares by Purchaser pursuant to the Offer, Black Box may appoint its representatives to the Board of Directors of Norstan in proportion to its ownership of the outstanding Shares, as described below under the caption “Changes to the Company’s Board of Directors” in Section 13 — “The Merger Agreement and Other Agreements.” Black Box and Purchaser intend to seek to cause Norstan to apply for termination of registration of Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

      Black Box will continue to evaluate and review Norstan and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view toward determining how optimally to realize any potential benefits which arise from the consolidation of the operations of Norstan with those of the other business units and subsidiaries of Black Box. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and Merger. If, as and to the extent that Black Box acquires control of Norstan, Black Box will complete such evaluation and review of the Company and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring the Company through changes in its business, corporate structure, articles of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. Accordingly, Black Box and Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

      Black Box, Purchaser or an affiliate of Black Box may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they will determine, which may be more or less than the price paid in the Offer.

12.	Dividends and Distributions

      The Merger Agreement provides that, without the prior written consent of Black Box, the Company will not, and will not permit any of its subsidiaries to, prior to the closing of the Merger: split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or any of its subsidiaries; or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities.

13.	The Merger Agreement and Other Agreements

The Merger Agreement

      The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself. A copy of the Merger Agreement has been filed with the SEC by Black Box and by Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as Exhibit (d)(l) to the Tender Offer Statement on Schedule TO (together with any amendments, supplements, schedules, annexes and exhibits hereto, the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning Black Box and Purchaser.” All Norstan shareholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

      The Offer. The Merger Agreement provides that Purchaser will commence the Offer within five business days of the date of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer as described in Section 14 — “Conditions of the

Offer,” Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Norstan, Purchaser will not:

•	amend or waive the Minimum Condition;

•	change the form of consideration payable in the Offer;

•	reduce the Per-Share Amount to be paid in the Offer;

•	change the number of Shares sought in the Offer;

•	impose additional conditions to the Offer (other than the Minimum Condition and the other conditions described in Section 14 — “Conditions of the Offer”);

•	extend the expiration date of the Offer beyond its initial expiration date, except under the circumstances described above and set forth in Section 1.1(d) of the Merger Agreement; or

•	amend any existing conditions of the Offer in any manner adverse to the holders of the Shares.

      If on any scheduled Expiration Date (as it may be extended in accordance with the terms of the Merger Agreement), any of the conditions set forth in Section 14 — “Conditions of the Offer” have not been satisfied or waived, Purchaser shall, at the request of the Company, extend the Offer once for not more than 10 business days. Also, Purchaser may extend the Offer, one or more times: (A) if any of the conditions to Purchaser’s obligation to purchase Shares in the Offer have not been satisfied or waived, for a time period reasonably necessary to cause such condition or conditions to be satisfied; (B) for an aggregate period of 20 business days or less, if the number of Shares tendered and not withdrawn (excluding Shares tendered through guaranteed delivery where actual delivery has not occurred) as of the then-scheduled expiration date of the Offer plus Parent-Owned Shares as of such date, is greater than a majority of the Fully Diluted Number of Company Shares, but less than the 90% threshold necessary for a Short Form Merger; and (C) for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer. Finally, Purchaser may, at its option and without consent, provide for a Subsequent Offering Period, and any extensions thereof, pursuant to Regulation 14D under the Exchange Act. See also Section 1 — “Terms of the Offer.”

      The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions thereof, at the Effective Time:

•	Purchaser will be merged with and into Norstan in accordance with the MBCA and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Norstan will continue as the surviving corporation (the “Surviving Corporation”) of the Merger and will continue to be governed by the laws of the State of Minnesota; and

•	all property of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Purchaser shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

      Aside from the Minimum Condition and the other conditions set forth in Section 14 — “Conditions of the Offer,” the respective obligations of each of Black Box, Purchaser and the Company to effect the Merger are subject to the satisfaction, on or prior to the closing of the Merger, of each of the following conditions:

•	if applicable, the Merger Agreement will have been adopted by the Required Company Shareholder Vote;

•	no temporary restraining order, preliminary or permanent injunction or other order of a court of competent jurisdiction preventing the consummation of the Merger shall be in effect (after the parties have used their reasonable best efforts to prevent the same), and no applicable law shall make the consummation of the Merger illegal; and

•	Purchaser will have accepted for payment and purchased the Shares pursuant to the Offer (the date on which the foregoing occurs is the “Offer Closing Date”).

      Articles of Incorporation, Bylaws, Directors and Officers. Unless Parent determines otherwise prior to the Effective Time, without any further action by Norstan and Purchaser, the articles of incorporation and bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be in conformity with the articles of incorporation and bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended in accordance with the respective provisions thereof or with applicable law. The directors and the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who were the directors and officers of Purchaser immediately prior to the Effective Time, until the earliest of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

      Conversion of Securities. By virtue of the Merger and without any further action on the part of Black Box, Purchaser, the Company or any Company shareholder at the Effective Time, all Shares outstanding immediately prior to the Effective Time (other than Shares held by a holder who has perfected statutory dissenters’ rights or by the Company, Purchaser or Black Box, or any of their respective subsidiaries), will be converted into the right to receive the Per-Share Amount (the “Merger Consideration”) without interest. All Shares then held by the Company, Purchaser or Black Box or any of their respective subsidiaries shall be canceled and retired, ceasing to exist, and no consideration shall be delivered in exchange for such shares. Also at the Effective Time and by virtue of the Merger, all of the shares of common stock, par value $.01 per share, of the Purchaser then outstanding shall be automatically converted into one share of Company Common Stock. From and after the Effective Time of the Merger, each Certificate representing any Shares will represent only the right to receive payment of the Per-Share Amount upon the surrender of such certificate.

      Treatment of Stock Option Plans and Warrants. All Company Options and Warrants shall, whether or not vested or exercisable, terminate as of the Effective Time, without regard to any agreements qualifying the right to retain or exercise any such Company Option or Warrant. Subject to other terms and conditions in the Merger Agreement, each holder of a Company Option or Warrant shall receive in settlement therefor, at the Effective Time, an amount from the Company equal to the net amount of: (A) the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option or Warrant at the Effective Time, multiplied by (ii) the number of shares subject to such Company Option or Warrant, less (B) any applicable withholdings for any tax (the “Cash Amount”). The Cash Amount shall be zero if the exercise price for any Company Option or Warrant equals or exceeds the Merger Consideration at the Effective Time. A Cash Amount will be paid to the holder of a Company Option or Warrant upon written acknowledgement to the Surviving Corporation that no further payment is due to such holder on account of any Company Option or Warrant and that all of such holder’s rights with respect thereto have been terminated. If such holder is subject to Section 16(a) of the Exchange Act, then Cash Amounts will be paid as soon as practicable after the time when the payment can be made without liability to such person under Section 16(b) of the Exchange Act.

      The Company’s 1995 Long-Term Incentive Plan, 1986 Long-Term Incentive Plan and Non-Employee Directors Stock Plan (collectively, the “Company’s Stock Option Plans”) and 2000 Employee Stock Purchase Plan (“the Stock Purchase Plan”), shall terminate at the Effective Time, unless otherwise agreed by Black Box and the Company. Any provisions in any other plan, program or arrangement that provides for the issuance or grant of any other interest in respect of Company Common Stock or the shares of any subsidiary of the Company shall be deleted, terminated and of no further force and effect as of the Effective Time. The current purchase period under the Stock Purchase Plan will end on December 31, 2004, and the Company’s Board of Directors has taken such action so that the Company will not commence any new purchase period. Each participant under the Stock Purchase Plan will receive a cash payment from the Surviving Corporation, equal to any balance on any accumulated payroll deductions (without interest) in the Stock Purchase Plan as of the Effective Time.

      From December 20, 2004 until the Effective Time, the Company may not, without Black Box’s prior written consent, take any action that would affect the amount or class of Company Common Stock outstanding by reason of a stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction. However, if such event occurred, the Merger Consideration would be appropriately adjusted to reflect any changes.

      Changes to the Company’s Board of Directors. The Merger Agreement provides that, effective upon the satisfaction of the Minimum Condition and acceptance for payment of Shares pursuant to the Offer, Black Box will be entitled to designate that number of directors, rounded up to the next whole number, on the Company’s Board of Directors as is equal to the product of (A) the total number of directors on Company’s Board of Directors after giving effect to any directors elected by Black Box under these provisions, and (B) a fraction (x) whose numerator is the aggregate number of Shares then beneficially owned by Parent or Purchaser (including Shares accepted for payment pursuant to the Offer), and (y) whose denominator is the total number of Shares then outstanding. Norstan must take all commercially reasonable actions necessary to cause Black Box’s designees to be elected or appointed to the Company’s Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Norstan will also, as Black Box requests, use its reasonable best efforts to (i) cause persons designated by Black Box to constitute the number of members (rounded up to the next whole number) as is on each committee of Norstan’s Board of Directors that represents the same percentage as the individuals designated by Black Box represent on the Board of Directors of the Company and (ii) to cause individuals designated by Black Box to constitute all of the members of the Board of Directors of each subsidiary and each committee thereof.

      Notwithstanding the foregoing, Black Box and the Company shall use reasonable best efforts to cause the Company’s Board of Directors, until the Effective Time, to have at least two directors who were directors (and not officers or employees of the Company or any subsidiary thereof) on December 20, 2004, and who each satisfy the requirements to be “disinterested” as defined in Section 302A.673, Subd. l(d), of the MBCA (the “Continuing Directors”); provided, however, that if only one of the Continuing Directors remains in office, for any reason, the remaining Continuing Director will be entitled to designate another person (who is not an officer or employee of the Company or any subsidiary thereof) to fill such vacancy, and such person will be deemed to be a Continuing Director. If no Continuing Director remains on the Company’s Board of Directors at any time prior to the Effective Time, then the other directors shall use their reasonable best efforts to designate two persons, who are not officers, employees or affiliates of the Company, Purchaser or Parent or any of their respective subsidiaries, and who meet the requirements for being considered “disinterested” under Section 302A.673 of the MBCA, to fill such vacancies and such persons will be deemed to be Continuing Directors. The Company’s obligations to appoint Black Box’s designees to the Company’s Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1. The Company shall promptly take all actions to fulfill its obligations related hereto, including providing the required information relating to the Company and its officers and directors in its Schedule 14D-9, so long as Black Box has furnished to the Company on a timely basis all information necessary to satisfy Section 14(f) of the Exchange Act and Rule 14f-1 relating to Black Box and its officers and directors. In doing so, Black Box and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to it being filed with the SEC, as well as access to any comments, promptly after receipt, from the SEC or its staff regarding the Schedule 14D-9. Notwithstanding the foregoing, the rights of Black Box, Purchaser and their affiliates as holders or beneficial owners of Shares are not limited with respect to the election of directors or otherwise.

      Until the Effective Time, if any Black Box designees serve on the Company’s Board of Directors, then the approval of a majority of the Continuing Directors, or if only one exists, then the vote of such Continuing Director, shall be required to authorize, and shall be the only vote(s) required to authorize, on behalf of the Company’s Board of Directors, any of the following:

•	termination of the Merger Agreement by the Company;

•	any amendment to the Merger Agreement requiring action by the Company’s Board of Directors;

•	any extension of time for the performance of an obligation or action under the Merger Agreement by Black Box or Purchaser that requires the consent of the Company;

•	any waiver of compliance by the Company of any of the agreements or conditions under the Merger Agreement for the benefit of the Company or its shareholders;

•	any required or permitted consent or action by the Company’s Board of Directors under the Merger Agreement; or

•	any other Company action under the Merger Agreement which adversely affects, in any material respect, the holders of Shares (other than Black Box and Purchaser).

      Shareholders’ Meeting; Merger Without a Meeting of Shareholders. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, Norstan will:

•	take all action necessary under applicable law to call, give notice of and hold a Company Shareholder Meeting to vote on the adoption of the Merger Agreement as promptly as practicable; and

•	if a shareholder vote to adopt the Merger Agreement is required, prepare and file with the SEC a proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholder Meeting (the “Proxy Statement”) shall use its reasonable best efforts to respond to any comments to the Proxy Statement by the SEC or its staff, and to cause the Proxy Statement to be mailed to Company shareholders as promptly as practicable.

      Notwithstanding anything to the contrary contained in the Merger Agreement, in the event that Black Box and Purchaser acquire at least 90% of the outstanding Shares and satisfy all conditions under Section 302A.621 of the MBCA, Black Box and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration date of the Offer (as may be extended) without a Company Shareholder Meeting. Black Box agrees to cause all shares of Company Common Stock owned by it or any of its subsidiaries to vote in favor of the adoption of the Merger Agreement at any Company Shareholder Meeting.

      Interim Operations; Covenants. Until the closing of the Merger, unless Black Box otherwise agrees in writing, and except as expressly contemplated by the Merger Agreement or the disclosure schedules thereto (the inclusion of any such item constituting consent to such matter by Black Box and Purchaser), the Company shall conduct and cause its subsidiaries to conduct, their respective business in the ordinary course and consistent with past practices and shall use reasonable best efforts to preserve intact its present business organization, to keep available the services of its officers and employees, and to maintain satisfactory relationships with all persons, organizations, entities (governmental, political or otherwise) or agencies with which it does business.

      Each of the Company and its subsidiaries shall use its reasonable best efforts to comply in all respects with all laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the permits necessary for, or otherwise material to, such business. In addition, each of the Company and its subsidiaries may not do any of the following:

•	amend or propose to amend its articles of incorporation or bylaws (or comparable governing instruments);

•	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company of any subsidiary thereof including but not limited to any securities convertible into or exchangeable for shares of any class of stock of the Company or a subsidiary thereof, except for the issuance of Shares pursuant to the exercise of stock options or warrants outstanding on the date of the Merger Agreement in accordance with their present terms;

•	amend or waive any of its rights under any provision of any of the Company Stock Option Plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract, in each case with respect to the capital stock of the Company or its subsidiaries;

•	split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a subsidiary, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

•	create, incur or assume any debt, except for (a) debt in an aggregate amount not to exceed $1,000,000, (b) refinancing of existing obligations on terms that are no less favorable to the Company or its subsidiaries than the existing terms; (c) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (d) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than to a Company subsidiary and customary travel, relocation or business advances to employees); (e) acquire the stock or assets of, or merge or consolidate with, any other person; (f) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise); or (g) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Company and its subsidiaries taken as a whole, other than to secure debt permitted under subclauses (a) and (b) above;

•	increase in any manner the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change-in-control, collective bargaining, bonus or other incentive compensation, profit-sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on December 20, 2004 other than increases in the salaries or wages of present employees, (other than executives, officers and directors) in the ordinary course of business and consistent with past practice;

•	make or rescind any material tax election or settle or compromise any material tax liability of the Company or any of its subsidiaries;

•	(a) commence or settle any material suit, action or proceedings, or (b) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations either: (i) reflected or reserved against in the Company’s balance sheet as of October 30, 2004, or (ii) in an aggregate amount not to exceed $100,000;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any agreement relating to an Alternative Transaction Proposal (as defined below);

•	permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent;

•	enter into any agreement, understanding or commitment that restrains, limits or impedes, in any material respect, the ability of the Company or any subsidiary thereof to compete with or conduct any business or line of business;

•	plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries generally;

•	take any action that could be reasonably expected to result in the Minimum Condition or any other condition to the Offer (see Section 14 — “Conditions of the Offer”) not being satisfied;

•	take any action that could reasonably be expected to require the Company to become obligated to pay any severance due to a change-in-control or similar provision in any contract; or

•	bid, make any proposal to obtain, agree, commit or execute any contract to perform or provide any product or service in connection with any Schools and Libraries Universal Service Support Mechanism (“E-rate”) program other than with respect to legally binding obligations existing on the date of the Merger Agreement to be performed in accordance with all applicable law.

      No Solicitation by Norstan. Each of the Company and its subsidiaries shall not, and the representatives thereof shall not be authorized to:

•	solicit, initiate or encourage, including by way of furnishing information, or take any other action to, or which is designed or reasonably likely to, facilitate, induce or encourage any inquiries with respect to, or the making of any proposal which constitutes, or may be reasonably expected to lead to, any Alternative Transaction Proposal;

•	participate in any discussions or negotiations regarding, or facilitate any effort or attempt to make, any Alternative Transaction Proposal (except to the extent necessary to comply with the Company’s disclosure obligations to Black Box regarding these matters);

•	approve, endorse or recommend any Alternative Transaction Proposal (except to the extent permitted below); or

•	enter into any letter of intent or similar document, or any contract, agreement or commitment (whether or not binding) contemplating or otherwise relating to any possible or proposed Alternative Transaction Proposal;

      provided, however, that the covenants and obligations of the Company are subject to its fiduciary duties with respect to Company Superior Proposals.

      “Alternative Transaction Proposal” means any offer, inquiry, proposal or indication of interest (whether binding or non-binding) to any person or its shareholders relating to an Alternative Transaction, which is defined as: (1) any transaction or series of related transactions with one or more third persons involving (A) any purchase from such party or acquisition (whether by merger, share exchange, consolidation, business combination or similar transaction) by any person or “group” of persons (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a more than a 25% interest in the total outstanding voting securities of the Company, or any tender offer or exchange offer or other transaction that, if consummated, would result in any person or group beneficially owning 25% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; or (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 25% of the aggregate fair market value of the consolidated assets of the Company and its subsidiaries, taken as a whole, immediately prior to such sale, lease, exchange, transfer, license, acquisition or disposition; or (2) the liquidation or dissolution of the Company.

      The Company has agreed that it will promptly, and in any event within 24 hours following receipt of a Alternative Transaction Proposal or any request for nonpublic information or any inquiry in any way relating to any Alternative Transaction Proposal, notify Black Box orally and in writing of the material terms and conditions of the Alternative Transaction Proposal, request or inquiry, a copy of any definitive agreement regarding such Alternative Transaction Proposal and any revisions thereto, and the identity of the person making the Alternative Transaction Proposal, request or inquiry. The Company agreed to keep Black Box informed in all material respects and as promptly as reasonably practicable as to the status and details (including amendments or proposed amendments) of any such Alternative Transaction Proposal, request or inquiry.

      If the Company has not breached the non-solicitation provisions described above, prior to the Offer Closing Date and in response to an unsolicited bona fide Alternative Transaction Proposal that the Company’s Board of Directors determines, in good faith (after receipt of advice from its outside legal counsel and in consultation with a financial advisor), constitutes or would reasonably be expected to lead to a Company Superior Proposal (as defined below), the Company’s Board of Directors may, to the extent that it determines in good faith (after receipt of advice from its outside legal counsel) that such action is required in order to comply with its fiduciary duties under applicable law, take the following actions to the extent reasonably necessary to satisfy fiduciary duties. The Company may only take the following actions after having provided Black Box at least 24 hours’ written notice of its intention to take such action and the identity of the person or group making such Alternative Transaction Proposal:

•	furnish information regarding the Company to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside legal counsel) that is in no event less restrictive than the Confidentiality Agreement, provided that any information provided to such person is contemporaneously provided to Black Box; and/or

•	participate in negotiations regarding such Alternative Transaction Proposal.

      “Company Superior Proposal” means any bona fide unsolicited written Alternative Transaction Proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities (with any financing necessary to consummate such Alternative Transaction Proposal to have been committed by a financial institution with assets of at least $1 billion), all of the Company’s capital stock then outstanding or all of the assets of the Company, and otherwise on terms which the Company’s Board of Directors determines in its good faith judgment (based on the advice of its advisors) to be more favorable, from a financial point of view, to the Company’s shareholders than the Offer and the Merger, as the same may be proposed to be amended (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including, without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto).

      The Company’s Board of Directors and its committees may not:

•	propose to or withhold, withdraw, amend or modify its approval and its recommendation that Company shareholders accept the Offer and tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and the Merger (“Company Board Recommendation”);

•	propose to or approve or recommend any Alternative Transaction; or

•	cause the Company or any of its subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to an Alternative Transaction, unless the Merger Agreement has been terminated in accordance with its terms relating to a Company Superior Proposal.

      The foregoing shall not prevent the Company from taking a position, and disclosing the same to its shareholders, as contemplated by Rules 14d-9 and 14e-2 under the Exchange Act, or from making any other disclosure to the Company’s shareholders if, in the Company board of directors’ good faith judgment, after receipt of advice from its outside legal counsel, failure so to disclose would create a reasonable possibility of a breach of its fiduciary duties to the Company’s shareholders under applicable law; provided, however, neither the Company nor its board of directors nor any committee thereof shall, withdraw or modify, or propose publicly to withdraw or modify, the Company Board Recommendation or approve or recommend, or propose publicly to approve or recommend, an Alternative Transaction Proposal, except as described above.

      Fairness Opinion. Norstan’s Financial Advisor has delivered to the Board of Directors of Norstan its written opinion to the effect that, as of the date of its opinion, and based upon and subject to the considerations and assumptions set forth therein, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders’ of Norstan. See Annex A to the Schedule 14D-9. The opinion of Norstan’s Financial Advisor is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or, if necessary, how any holder of such Shares should vote with respect to the Merger.

      Indemnification and Insurance. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, rights to indemnification existing in favor of the present and former directors and officers of Norstan (the “Indemnified Parties”) for their acts and omissions occurring prior to the Effective Time provided under Norstan’s articles of incorporation or bylaws and/or by contract, or the MBCA as in effect on December 20, 2004, shall survive the Merger and be honored by the Surviving Corporation. To the fullest extent available under Minnesota law, the Surviving Corporation shall be required to pay all expenses (including reasonable attorneys’ fees and expenses) of Indemnified Persons incurred in enforcing the indemnity and other obligations. As of the Effective Time and for six years thereafter, the Surviving Corporation shall be required to maintain a directors’ and officers’ liability insurance policy for acts or omissions by Indemnified Persons occurring prior to the Merger with coverage and amount terms no less favorable than the policy currently in effect. If at any time until the six-year indemnification period has passed, the Surviving Corporation does not have the adequate directors’ and officers’ liability insurance policy as described above, then Black Box shall guarantee the indemnification obligations of the Surviving Corporation to the Indemnified Persons in an amount not to exceed in the aggregate $10,000,000.

      Access to Information; Expenses. From December 20, 2004, and until the closing of the Merger, the Company will afford Black Box and its representatives reasonable access to the Company and its subsidiaries’ representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to the Company and its subsidiaries and their financial condition, as well as provide to Black Box and its representatives copies of the existing books, records, tax returns, work papers and other documents and information relating to the Company and its subsidiaries and with such additional financial, operating and other data and information regarding the Company and its subsidiaries, as Black Box may reasonably request, and fully cooperate with Black Box in its reasonable investigation of the business of the Company and its subsidiaries. The Company shall also promptly furnish to Black Box copies of all documents filed by the Company with the SEC and all other information concerning the Company’s business, properties and personnel, as Black Box may reasonably request.

      Whether or not the Offer or the Merger is consummated, all fees and expenses incurred by a party in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement shall be paid by such party. However, Black Box and the Company shall equally share all fees (other than attorneys’ fees, accounting fees and financial advisory fees) incurred in connection with the filing, printing and mailing of the tender offer documents and Proxy Statement and all amendments, as well as the filing of any notice or document under any applicable antitrust law, including the HSR Act.

      Public Disclosure. Each of Black Box and Norstan will not disseminate any press release or other public statement concerning the Offer, the Merger or any other transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement without the prior consultation with the other party. The Company shall not make any disclosure to its employees or to the public or otherwise regarding the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement unless Black Box has had the opportunity to review and approve such disclosure, or the disclosure is required by law.

      Reasonable Efforts; Notification. Black Box and Norstan agree to use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement. Each agrees to: (a) make all filings and give all notices required to be made and given by such party in connection with the Offer and the Merger and the other transactions contemplated by the

Merger Agreement, the Tender Agreement and the Option Agreement, (b) use its reasonable efforts to obtain any required consents (by law, contract or otherwise) by such party in connection with the Offer and the Merger and each of the other transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement, and (c) use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, the Tender Agreement and the Option Agreement. Each party agreed to promptly deliver to the other parties a copy of each such filing made, each such notice given and each such consent obtained by such party before the Effective Time.

      Employee Benefits. For a period of one year from the Offer Closing Date, Black Box agreed to maintain the base salary levels of former Company employees who continue to be employed with Black Box, Purchaser or another Black Box subsidiary during that time, and to maintain for the same one-year period all benefit plans of the Company as of the Offer Closing Date, except that changes to such plans that are not reasonably likely to materially adversely affect any employee are permitted. In addition, the 401(k) plans of Norstan and its subsidiary companies shall terminate, effective as of the day immediately prior to and contingent upon such acquired Norstan company becoming part of a “controlled group of corporations” under the Code, so long as Black Box has provided such company with five days written direction to terminate the plan (after which the Company shall provide Black Box with evidence of termination prior to the Effective Time). Black Box has also agreed that employees of Norstan or any of its subsidiaries that continue their employment with Black Box, the Surviving Corporation or any subsidiary thereof, will receive full credit for eligibility, vesting, level of benefits and years of service with the Company or its subsidiaries (as applicable) prior to the Merger and for all purposes of any benefit plan of Black Box, the Surviving Corporation or any subsidiary applicable to such employee. Nonetheless, such employees’ employment remains “at-will.”

      Representations and Warranties. Pursuant to the Merger Agreement, Norstan has made customary representations and warranties to Black Box and Purchaser with respect to, among other things, its due incorporation and good standing, its capitalization (including outstanding Company Options and Warrants), its subsidiaries, its authority to consummate the transactions and the binding nature of the Merger Agreement, required government approvals, compliance with its charter, bylaws, and contracts, its compliance with laws, its SEC filings generally and its financial statements and controls and procedures, title to its assets, the absence of changes in its business and undisclosed liabilities, its obtaining of any required permits, its involvement in legal proceedings, its technology, software and intellectual property, its material contracts, its employee benefit plans, its customers and suppliers, its taxes and tax returns, its insurance coverage, the absence of questionable payments made in connection with its business activities, related party and affiliate transactions, requisite votes and applicable statutes to the transactions, its obtaining a fairness opinion, any finders and investment bankers used by it, its Schedule 14D-9 and any proxy statement related to the Merger, title to its properties, compliance with environmental laws, its labor and employee matters, the Rights Agreement, and the completeness of each of the foregoing representations and warranties. Certain representations and warranties in the Merger Agreement made by Norstan are qualified as to “materiality” or “Company Material Adverse Effect.”

      The Company represents and warrants to Black Box and Purchaser that its representations and warranties are true and complete as of December 20, 2004 (the date of the Merger Agreement), will be true and complete as of the expiration date of the Offer and as of the Effective Time (unless a representation or warranty is specific as to a particular date, in which case the representation or warranty shall be true as of that date). None of the representations and warranties contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement survive the Effective Time.

Termination.

      The Merger Agreement may be terminated prior to the Offer Closing Date or the Effective Time by action taken or authorized by the board of directors of the terminating party, whether before or after the Required Company Shareholder Vote, for any of the reasons set forth below:

•	by mutual written consent of Black Box and Norstan; or

•	by either Black Box or Norstan:

•	if, prior to the Effective Time, a court of competent jurisdiction or other governmental body has issued a final and non-appealable order, decree or ruling (which the parties had used their reasonable best efforts to prevent and promptly appeal in the case of a restraining order, injunction or other order) or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal;

•	if, prior to the Offer Closing Date, acceptance for payment of Shares pursuant to the Offer has not occurred (a) upon the expiration of the Offer due to a failure of a condition of the Offer, or (b) on or prior to the close of business on April 20, 2005 (the “Drop Dead Date”), provided in each instance that the party invoking the termination is not responsible for the failure of its condition nor has materially breached any representations or warranties at or prior to the Offer Closing Date;

      or

•	by Black Box, prior to the Offer Closing Date, if:

•	the Company has not performed and complied, in all material respects, with any covenant or agreement, or if any of the Company’s representations and warranties in the Merger Agreement are not true and correct as of the date of the Merger Agreement (or a different date, if applicable), which inaccuracy or breach, if curable, has not been cured within ten business days after Black Box has given written notice thereof and after reasonable best efforts of the Company to cure; or

•	the Company’s Board of Directors has authorized the Company to enter into a binding written agreement for an Alternative Transaction Proposal, as described in Section 13 — “The Merger Agreement and other Agreements.”

•	by Norstan, if:

•	prior to the Offer Closing Date, (A) any representations or warranties of Black Box or Purchaser fail to be true and correct as of the date of the Merger Agreement (or a different date, if applicable), or (B) Black Box has not complied with, in all material respects, its covenants in the Merger Agreement, except, in each instance, where such failure does not have a material adverse effect on the ability of Black Box or Purchaser to consummate the Offer or the Merger and which inaccuracy or breach has not been cured within ten business days after the Company has given written notice thereof and after reasonable best efforts of Black Box to cure;

•	prior to the Offer Closing Date, the Company’s Board of Directors (A) determines that an Alternative Transaction Proposal constitutes a Company Superior Proposal, and (B) authorizes the Company to enter into a binding written agreement regarding such Alternative Transaction Proposal (provided that the Company complies with its disclosure obligations to inform Parent of such Alternative Transaction Proposal, and does not receive an offer from Parent within five days of informing Parent of the Alternative Transaction Proposal, that the Company’s Board of Directors determines, in good faith after consultation with its outside legal counsel and independent financial advisor, to be at least as favorable to the Company’s shareholders as the Company Superior Proposal) (the Company may not enter into any binding agreement during such five-business-day period), and the Company pays the Termination Fee (as defined below) at or prior to the termination of this Agreement; provided, however, that if the Company’s Board of Directors determines the Alternative Transaction Proposal to be a Company Superior Proposal when less than five business days remain prior to the scheduled Expiration Date, Black Box has the right, in its sole discretion, to either (x) reduce the five-day period described above or (y) extend the Offer, in either case so that such five-day period will end one day prior to the Expiration Date; or

•	either Parent or Purchaser has (i) failed to commence the Offer within 5 business days of the date the Merger Agreement, or (ii) failed to pay for any tendered Shares pursuant to the Offer.

Effect of Termination

      If the Merger Agreement is terminated in accordance with its terms, it shall be of no further force or effect. However, the Merger Agreement provisions relating to expenses and termination fees and costs and general provisions of the Merger Agreement will survive, as will the Confidentiality Agreement. Termination of the Merger Agreement in no event relieves any party from liability for fraud, breach of any representation, warranty, covenant or other provision contained in the Merger Agreement, the Tender Agreement or the Option Agreement, and will not affect any of the parties’ rights or obligations as to any Shares accepted for payment and paid for pursuant to the Offer prior to the termination.

Termination Fee

      If Black Box or Purchaser terminates the Merger Agreement because the Company’s Board of Directors has authorized the Company to enter into a binding agreement relating to an Alternative Transaction Proposal, or if the Company terminates the Merger Agreement due to its fiduciary obligations to accept a Company Superior Proposal (and Black Box does not make an offer determined to be comparably favorable), then the Company is obligated to immediately pay to Black Box a termination fee equal to $4,000,000 in immediately available U.S. funds (the “Termination Fee”). If, due to the circumstances of termination of the Merger Agreement, the Company is not required to pay a Termination Fee to Black Box, then the Company will reimburse Black Box for all reasonable out-of-pocket expenses incurred by it in connection with the Merger Agreement and transactions contemplated thereby, up to $700,000, so long as Black Box can provide documentation supporting such expenses.

Tender and Voting Agreement

      Concurrently with the execution of and as an inducement to Black Box’s and Purchaser’s willingness to enter into the Merger Agreement, the Shareholders have entered into the Tender Agreement with Black Box and Purchaser. The Tender Agreement provides for the tender into the Offer of all Shares held by the Shareholders which represent approximately 5% of the issued and outstanding Shares.

      The following summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(2) to the Schedule TO. Norstan shareholders and other interested parties should read the Tender Agreement in its entirety for a more complete description of the provisions summarized below.

      Tender of Shares. Each Shareholder has agreed to validly tender (or cause the record owner of such Shares to validly tender) and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the 20th business day after commencement of the Offer (and in the case of Shares acquired after the date of the Tender Agreement, not later than the later of the 20th business day after commencement of the Offer or two business days after such acquisition), all Shares which are owned by such Shareholder as of the date of the Tender Agreement, together with any Shares which such Shareholder acquires ownership of after the date of the Tender Agreement and prior to the termination of the Tender Agreement (collectively, the “Owned Shares”).

      Option. Pursuant to the Tender Agreement, each Shareholder has granted to Black Box an irrevocable option to purchase the Owned Shares owned by such Shareholder (each, a “Shareholder Option”) at a purchase price of $5.60 per Owned Share. Black Box or Purchaser may exercise the Shareholder Option in whole (but not in part) at any time after the Offer Closing Date and until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

      Voting Agreement. Each Shareholder has agreed, at any meeting of the shareholders of the Company, however called, or in connection with any consent of the shareholders of the Company, and regardless of the recommendation of the Company’s Board of Directors, to vote all Shares, (a) in favor of adopting the Merger Agreement and any transactions contemplated thereby, including the Merger, (b) against any Alternative Transaction Proposal and (c) against any action that would delay, prevent or frustrate the Offer and the Merger and the related transactions contemplated by the Merger Agreement.

      Irrevocable Proxy. Each Shareholder has irrevocably granted certain officers of Black Box and any of their successors the Shareholder’s irrevocable proxy to vote or cause to be voted all of the Shareholder’s Owned Shares or other Shares over which such Shareholder has voting power, or grant a consent or approval in respect of such Shares to vote such Shares as described above.

Maximum Restricted Amount.

      Notwithstanding the foregoing, at no time and in no event shall the number of shares of the Company’s capital stock subject to the foregoing restrictions exceed 19.9% of the outstanding Shares (the “Maximum Restricted Amount”) (which Purchaser in its sole discretion shall determine is met). If the number of Owned Shares exceeds the Maximum Restricted Amount, Purchaser, in its sole discretion, shall determine which Owned Shares are restricted.

Restriction on the Transfer of Owned Shares.

      Prior to the termination of the Tender Agreement and except as otherwise provided therein, each of the Shareholders will not:

•	transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of their respective Owned Shares, options, warrants or other rights to acquire Common Stock, without the prior written consent of Black Box (which consent may not be unreasonably withheld or delayed with respect to a Transfer to certain persons if the transferee agrees to be bound by the terms of the Tender Agreement); and

•	directly or indirectly take any action with respect to any Alternative Transaction Proposal that is prohibited to be taken in the Merger Agreement, and will cause its representatives to do the same.

      A Shareholder must provide Purchaser with 48 hours’ notice prior to any proposed Transfer of Owned Shares (which includes the details of such Transfer). If the number of Owned Shares does not exceed the Maximum Restricted Amount, Purchaser may restrict such Transfer. If the number of Owned Shares exceeds the Maximum Restricted Amount, then Purchaser in its sole discretion may choose which shares are subject to the tender agreement, the Shareholder Option, the voting agreement and the irrevocable proxy. At no time and in no event shall the number of Shares subject to these provisions exceed the Maximum Restricted Amount.

      Termination. The Tender Agreement and all rights and obligations of the parties thereunder, will terminate upon the earlier of: (i) the Effective Time; (ii) Black Box’s or Purchaser’s acceptance for payment of the Owned Shares in the Offer; (iii) the failure of Purchaser to timely commence the Offer; (iv) the failure of Purchaser to timely purchase all Owned Shares of the Shareholders in the Offer; or (v) prior to the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms.

      As of December 20, 2004, the Shareholders collectively owned an aggregate of 636,019 Shares, excluding unvested restricted Shares (which represented, at December 20, 2004, approximately 5% of the outstanding Shares).

Stock Option Agreement

      Concurrently with the execution of and as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent, Purchaser and the Company entered into a Stock Option Agreement, dated December 20, 2004 (the “Option Agreement”), which provides Purchaser with an irrevocable option (the “Option”) to purchase shares of Company Common Stock at a purchase price of $5.60 per share.

      The following summary of certain provisions of the Option Agreement is qualified in its entirety by reference to the Option Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(3) to the Schedule TO. Shareholders and other interested parties should read the Option Agreement in its entirety for a more complete description of the provisions summarized below.

      Grant of Option. Under the Option Agreement, the Company has granted Purchaser the irrevocable option to purchase for the Per-Share Amount shares of Company Common Stock, in such relative amounts as shall be determined by Purchaser in its sole discretion up to such number of shares which, upon exercise, would result in Purchaser owning in excess of 90% of the outstanding Shares (collectively, the “Optioned Shares”). However, the number of Shares issuable under the Option may not exceed the number of authorized but unissued shares of Company Common Stock. Purchaser’s exercise of the Option is conditioned upon Purchaser and Black Box owning in the aggregate, immediately preceding such exercise, at least 80% of the outstanding Shares and immediately following such exercise, at least 90% of the outstanding Shares.

      Exercise of Option. Purchaser may exercise the Option, in whole or in part, at any time or from time to time after the Offer Closing Date until the earlier of: (i) immediately following the closing date of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms. Purchaser must notify Company, in writing, to exercise the Option on a date not more than ten business days from the date of such notice. If any law, decree, order or injunction does not permit the purchase of the Optioned Shares to be consummated on the notice date, then the purchase of the Optioned Shares shall occur at latest within 2 business days of the cessation of such restriction. Purchaser may revoke its notice at any time prior to the exercise of the Option.

      The Option provides that Purchaser will pay for the Optioned Shares by delivering to the Company the aggregate price for the par value of the Optioned Shares so purchased and will deliver to the Company a promissory note of Purchaser substantially in the form attached to the Option Agreement for the balance of the exercise price.

New Severance Agreements

      Each of Ms. Warner and Messrs. Christian, Vold, Laughlin, Anderson and Perry (collectively, the “Executives”) have signed term sheets outlining compensation plans for the period after the Effective Time (the “Term Sheets”) and will enter into new severance agreements with Black Box, to be effective as of the Effective Time (the “New Severance Agreements”), which will terminate their existing employment agreements and existing severance agreements, as applicable. The obligations to Messrs. Baszucki, Lehrman and Van Beusekom under their existing agreements, including their change of control arrangements, will continue to apply.

      The Term Sheets provide that the Executives will continue to receive their existing base salaries through the fiscal year ending April 30, 2006 and will be eligible for bonuses which may be awarded pursuant to bonus, incentive or similar plans. The Term Sheets also provide that, subject to Black Box shareholder approval, the foregoing Executives will receive grants of non-qualified stock options to purchase shares of common stock of Black Box in the amount of 20,000 shares (50,000 shares in the case of Mr. Christian), each with a three-year vesting schedule.

      Pursuant to the New Severance Agreements, the Executives will waive and render inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the change-in-control provisions in their existing agreements. The New Severance Agreements will provide that, if there is a change in control of Black Box prior to the three-year anniversary of the Effective Time, or an Executive’s employment is terminated without cause prior to the one-year anniversary of the Effective Time, the Executive shall be entitled to receive a severance payment in an amount equal to such Executive’s annual base salary rate in effect on the date of termination, plus incentive bonus. In the event an Executive is terminated without case after the one-year anniversary of the Effective Time, such Executive will be entitled to severance pay (except in the case of a change in control) equal to one year (in the case of Mr. Christian), nine months (in the case of Mr. Vold) or six months (in the case of the other executives) of base salary or the Surviving Corporation’s then-current severance policy, whichever is greater.

      Under the New Severance Agreements, each of the Executives will receive a retention bonus for remaining in the employ of the Surviving Corporation after the Merger. Mr. Christian’s retention bonus will be $714,000, payable in three installments of $238,000 each. The other Executives will receive a retention bonus in an amount equal to 50% of the amount payable under their existing severance agreements upon a qualifying change of control, payable in four equal installments (in the case of Mr. Vold) or three equal installments (in the case of the other executives). Each Executive, other than Mr. Christian, is subject to a one-year non-competition and non-solicitation agreement effective upon termination of employment. Mr. Christian will be subject to a two-year non-competition and non-solicitation agreement effective upon termination of employment.

Confidentiality Agreement

      The following summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(4) to the Schedule TO. Shareholders and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

      Black Box and Norstan entered into the Confidentiality Agreement on September 21, 2004. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the parties agreed, subject to certain exceptions, to keep confidential all information regarding the disclosing party which is furnished to the receiving party in connection with the contemplated transactions (the “Evaluation Material”), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction involving Black Box and Norstan. The Confidentiality Agreement contains a non-solicitation provision preventing Black Box from soliciting to hire any employee of Norstan for one year (until September 21, 2005) and also contains a one-year non-competition provision applicable to both parties with respect to their customers who become known to such other party as a result of the Evaluation Material.

14.	Conditions of the Offer

      Notwithstanding any other provision of the Offer and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer), Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement, or terminate the Offer and not accept for payment any tendered shares of Company Common Stock, unless the Minimum Condition and other conditions are satisfied as of the Expiration Date (as may be extended). The Minimum Condition requires that there is a number of Shares validly tendered pursuant to the Offer and not withdrawn, that, including all Parent-Owned Shares, immediately prior to acceptance for payment of Shares, represent at least a majority of the Fully Diluted Number of Company Shares.

      The Merger Agreement contains additional conditions to payment of the Shares. Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or, the payment for, any tendered Shares, if, on any scheduled expiration date, any of the following conditions shall occur or exist:

•	any waiting period under applicable antitrust law or regulation, including the HSR Act, shall not have expired or been terminated;

•	any event that has had or would reasonably be expected to have a Company Material Adverse Effect;

•	(i) any general suspension of, trading in, or limitation on prices for, securities on the New York Stock Exchange or Nasdaq, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets;

•	any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any materiality or similar qualification contained therein) shall not be true and correct, as of the date of the Merger Agreement (December 20, 2004) or as of a subsequent date as if made on such subsequent date, except to the extent the failure of any such representations and warranties to be true and correct (without giving effect to any materiality or similar qualification contained therein), taken together in their entirety, would not reasonably be expected to have a Company Material Adverse Effect, provided, however, that any such breach capable of being cured has not in fact been cured prior to the initial expiration date of the Offer (or such later date upon which the Offer shall expire in accordance with Section 1.1(d) of the Merger Agreement);

•	the Company has failed to perform or comply with, in all material respects, each covenant or agreement contained in the Merger Agreement and required to be performed or complied with by it which failure would reasonably be expected to have a Company Material Adverse Effect and such failure is incapable of being cured or has not been cured during the ten-business-day period described below; provided, however, if such breach is curable by the Company, then Black Box may not terminate the Merger Agreement under Section 8.1(d) thereof with respect to a particular breach prior to or during the ten-business-day period commencing upon delivery by Parent of written notice to the Company of such breach, so long as the Company continues to exercise commercially reasonable efforts to cure such breach during such ten-business-day period;

•	any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement is pending or issued by any court of competent jurisdiction and remains in effect, or there is any law enacted or deemed applicable by a governmental body to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement that makes the consummation of the Offer, the Merger or other transactions contemplated by the Merger Agreement illegal;

•	the failure of the parties’ filing under the HSR Act to have been accepted by the FTC or DOJ without material modification to the Offer, the Merger or other transactions contemplated by the Merger Agreement, or the issuance of an order by the FTC or DOJ to Black Box requiring it to divest certain of its assets in connection with the transactions contemplated by the Merger Agreement;

•	the failure of the Company to obtain any necessary consent to the transactions contemplated by the Merger Agreement required by the contracts with the Company’s vendors identified in writing by Parent to the Company on or prior to the date of the Merger Agreement;

•	the notice period for prepayment of indebtedness under the Loan and Security Agreement shall not have been waived or expired by its terms;

•	the failure of any of the Executives to execute a New Severance Agreement in favor of Black Box, Purchaser and/or the Company containing terms consistent with the Term Sheets, except that the New Severance Agreement will provide for a non-compete and non-solicitation period of 12 months from the date of termination of employment regardless of when such date shall occur (24 months in the case of the Company’s Chief Executive Officer (see Section 13 — “The Merger Agreements and Other Agreements”);

•	the Merger Agreement having been terminated in accordance with its terms; or

•	there having been instituted or pending any shareholder derivative litigation or shareholder class action litigation against the Company or its executive officers or directors.

      None of the following events shall be deemed to constitute or considered in determining if a Company Material Adverse Effect exists: (1) any effect resulting from or arising in connection with the Merger Agreement, the transactions contemplated thereby, or the execution or announcement thereof; (2) changes in circumstances or conditions affecting the industry in which the Company and its subsidiaries operate, or generally affecting telecommunications companies, other than matters which have a materially disproportionate adverse effect on the Company and its subsidiaries, as compared to other companies in the same industry; (3) changes in general economic conditions in the United States; (4) changes in generally accepted accounting principles; and (5) any change in the public trading price of the Shares. Additionally, failure by the Company to meet any particular revenue or earnings forecast or estimate for any period ending after December 20, 2004 (including estimates prepared by equity analysts or other third parties, or internal forecasts preferred by Company management) shall not, in and of itself, be deemed to constitute a Company Material Adverse Effect.

      The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in their sole discretion. The failure by Black Box or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.	Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements.

      Black Box and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger will be approximately $95 million, not including related fees and expenses. Black Box and Purchaser may also be required to refinance or fund all amounts then due under Norstan’s current credit agreement in accordance with the terms of that agreement. Pursuant to the terms of Norstan’s current credit agreement, the consummation of the Offer and the Merger and other related transactions will constitute an event of default and require a consent or waiver under that facility. Black Box currently intends, upon the consummation of the Offer, to terminate Norstan’s credit facility and pay all amounts outstanding thereunder, including any fees and expenses.

      One of Black Box’s wholly owned subsidiaries, Black Box Corporation of Pennsylvania (“BBCPA”), has entered into a commitment letter with Citizens Bank of Pennsylvania (“Citizens”), dated as of November 19, 2004 (the “Commitment Letter”), whereby Citizens has agreed to extend credit facilities in the aggregate amount of $240 million through a syndicate of lending institutions (the “Commitment”) in the form of revolving senior credit facility for which Citizens with act as sole lead arranger, sole book manager and administrative agent (the “Acquisition Facility”).

      The Commitment of Citizens to provide for and arrange for the Acquisition Facility will terminate on February 25, 2005, unless, prior to that time, definitive documentation relating to the financing shall have been entered into between Citizens, the syndicate lending institutions and Black Box, and a closing has occurred thereunder. Citizens desires to reduce its aggregate commitment to not greater than $50 million through the syndication process. In addition, the Commitment is contingent upon: (i) the closing of the Offer and the Merger; (ii) the absence of any disruption or material adverse change in the financial or capital markets, which Citizens in its reasonable discretion deems material to the syndication, (iii) Citizens’ satisfaction that no competing offering, placement or arrangement of any debt securities or bank financing shall exist, as determined by Citizens in its reasonable discretion; and (iv) if syndication satisfactory to Citizens cannot be achieved, including Citizens aggregate commitment of up to $50 million, then Black Box has agreed to discuss with Citizens alternative financing arrangements; provided, however, that Citizens has agreed, in such event, that such alternative financing will be sufficient to (i) close the Offer and the Merger, (ii) refinance existing debt, and (iii) provide working capital. Black Box has agreed to pay the reasonable out-of-pocket expenses, including attorneys’ fees, for Citizens incurred in connection with the Commitment and the Acquisition Facility.

      Black Box intends to amend and restate its existing credit facility with Citizens as the Acquisition Facility. BBCPA is the borrower under Black Box’s current credit agreement with Citizens, and Black Box is a guarantor. It is anticipated that the terms of the Acquisition Facility will be similar to the terms of Black Box’s existing credit facility. As such, Black Box would have a right to utilize the funds that BBCPA obtains. The funds would be available on a revolving basis until available for the maturity date of August 31, 2008. Portions of the Acquisition Facility would consist of $25 million in availability for the issuance of letters of credit and $15 million in availability for swing-line loans. Black Box expects, based upon the combination of internally available cash and borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to allow Purchaser to pay the Per-Share Amount for all Shares in the Offer.

      The Commitment Letter has been filed with the SEC as Exhibit (b) to the Schedule TO. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Acquisition Facility.

16.	Certain Legal Matters; Required Regulatory Approvals

      Except as described in this Offer to Purchase, based on Black Box’s and Purchaser’s review of publicly available filings of Norstan with the SEC and certain information provided by Norstan, neither Black Box nor Purchaser is aware of any license or regulatory permit that appear to be material to the business of Norstan or its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares in the Offer. In addition, neither Black Box nor Purchaser is aware of any filings or approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority under laws regulating competition other than the filings (i) under the HSR Act, and (ii) made with the Minnesota Commissioner of Commerce or the Minnesota Secretary of State that would be required for the acquisition and ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Black Box and Purchaser presently contemplate that such approval or other action will be sought, except as described below under “State Anti-Takeover Statutes.” While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or could be obtained without material modifications to the Offer or an order for Black Box to divest certain of its assets in connection with the Merger Agreement transactions. If either of these events would occur, Purchaser could decline to accept for payment or pay for any Shares tendered and may terminate or amend the Offer in accordance with the terms of the Merger Agreement. See Section 14 — “Conditions of the Offer” for a description of conditions to the Offer, including those with respect to governmental actions.

      State Anti-Takeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or are incorporated outside of those states but have business operations with substantial economic effects in such states or have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, Black Box and Purchaser believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      The Company’s Board of Directors and the special committee thereof have taken and will take all actions so that the restrictions and requirements applicable to business combinations, acquisitions of control shares and takeover offers contained in Sections 302A.671, 302A.673 and 302A.675 of the MBCA are and will be inapplicable to the execution, delivery and performance of the Merger Agreement, the Tender Agreement, the Option Agreement, the consummation of the Offer and the Merger, and the other transactions contemplated by the foregoing agreements. The Company’s special committee consisting of disinterested directors of Norstan approved the Offer, rendering Shares acquired in the Offer not subject to the provisions of the MBCA. The Company has represented that no other state takeover statute, rule or regulation, or charter or bylaw provision applies or purports to apply to the Merger Agreement, the Tender Agreement, the Option Agreement, and the consummation of the Offer, the Merger and the other transactions contemplated by the foregoing agreements.

      Generally, the provisions of Minnesota law described below could have an anti-takeover effect. Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of a corporation’s voting stock from a person, other than the corporation and other than in connection with certain mergers and exchanges to which the corporation is a party, that results in the acquiring person owning 20% or more of the corporation’s voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of the corporation’s disinterested shareholders and a majority vote of all the corporation’s shareholders, in general. Shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the corporation during a specified time period.

      Section 302A.673 of the MBCA generally prohibits a corporation or any of its subsidiaries from entering into any business combination transaction with a shareholder for a period of four years after the shareholder acquires 10% or more of the corporation’s voting stock then outstanding. An exception is provided for circumstances in which, before the 10% share-ownership threshold is reached, either the transaction or the share acquisition is approved by a committee of the Company’s Board of Directors composed of one or more disinterested directors. The Offer received the necessary approval to exempt Purchaser, Black Box, and their affiliates and associates from the four-year moratorium under Section 302A.673.

      The MBCA contains a “fair price” provision in Section 302A.675. This provision provides that no person may acquire any shares of a corporation within two years following the person’s last purchase of the corporation’s shares in a takeover Offer unless all shareholders are given the opportunity to dispose of their shares to the person on terms that are substantially equivalent to those in the earlier takeover Offer. This provision does not apply if the acquisition is approved by a committee of disinterested directors before any shares are acquired in the takeover offer. Because this requisite approval was obtained, Section 302A.675 does not apply to the Merger.

      Section 302A.553, subdivision 3, of the MBCA prohibits a corporation from purchasing any voting shares owned for less than two years from a holder of more than 5% of the corporation’s outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of the corporation’s shareholders or if the corporation makes a repurchase offer of equal or greater value to all shareholders.

      Minnesota Securities Filing. Black Box and Purchaser will promptly file with the Minnesota Commission of Commerce any registration statement relating to the Offer required to be filed and shall deliver to all offerees the information in such registration statement, pursuant to Chapter 80B of the Minnesota statutes (relating to the registration of corporate takeovers).

      Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Black Box by virtue of Purchaser’s acquisition of Shares in the Offer and the Merger.

      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Black Box expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or before December 28, 2004, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or before January 11, 2005, unless earlier terminated by the FTC or the Antitrust Division or Black Box receives a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Black Box, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Black Box’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Black Box’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Norstan is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Norstan’s failure to make those filings nor a request made to Norstan from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

      Margin Regulations. The Shares are currently “margin securities” under the Margin Regulations of the Federal Reserve Board, which regulations have the effect, among other things, of allowing brokers to extend credit for the purpose of buying, carrying or trading in margin securities, including the Shares, if the credit is secured directly or indirectly by margin securities. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin securities and other collateral. Depending on factors such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares may no longer constitute “margin securities” for purposes of the Margin Regulations and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.” See also Section 7 — “Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations”

17.	Fees and Expenses

      Purchaser has retained Georgeson Shareholder Securities as Dealer Manager, Georgeson Shareholder Communications, Inc. as the Information Agent, and Wells Fargo Bank, N.A., as Depositary and Paying Agent in connection with the Offer. The Dealer Manager and the Information Agent may contact Norstan shareholders by mail, telephone, telex, telegraph and personal interview, and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Such firms each will receive reasonable and customary compensation for their services. Black Box has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

      Except as set forth above, Black Box will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares or for making recommendations in connection with the Offer. Black Box will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous

      The Offer is being made to all holders of Shares. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on be half of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      Black Box and Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Norstan has filed the Schedule 14D-9 together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Company’s recommendation of its Board of Directors with respect to the Offer and the reasons for the recommendation of the Company’s Board of Directors and furnishing certain additional related information. A copy of the documents and any amendments thereto, including exhibits, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 8 — “Certain Information Concerning Norstan” and in Section 9 — “Certain Information Concerning Black Box and Purchaser.”

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF BLACK BOX OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      The delivery of this Offer to Purchaser or any purchaser pursuant to the Offer will not, under any circumstances, create any implication that there has been no change in the affairs of Black Box, Purchaser or Norstan or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SF ACQUISITION CO.

December 23, 2004

Schedule I

Directors and Executive Officers of Black Box and Purchaser

      The names of the directors and executive officers of Black Box Corporation and SF Acquisition Co. and their present principal occupations or employment and material employment history for the past five years are set forth in the tables below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States; his or her business address is 1000 Park Drive, Lawrence, Pennsylvania 15505.

1.     Directors of Black Box Corporation

Name	Principal Occupation and Five-Year Employment History

Fred C. Young	Mr. Young was elected a director of Black Box on December 18, 1995, President on May 9, 1997 and Chairman and Chief Executive Officer on June 24, 1998. Mr. Young served as Chairman until May 2004 when Mr. Greig was appointed as non-executive Chairman of the Board. He served as Chief Operating Officer from May 1996 until June 1998 and Chief Financial Officer and Treasurer from 1991 until May 1997 and was Secretary from 1991 until May 1999. He is also a director of Citizens Bank of Pennsylvania.

William F. Andrews	Mr. Andrews was elected a director of Black Box on May 18, 1992. He currently is Chairman of Corrections Corporation of America and Chairman of Katy Industries, Inc. He was Chairman of Scovill Fasteners, Inc. and Northwestern Steel and Wire from 1996 to 2001. Mr. Andrews has been a principal with Kohlberg & Co., a private investment company, since 1995. He is also a director of Corrections Corporation, Katy Industries and Trex Company, Inc., all publicly held companies.

Richard L. Crouch	Mr. Crouch was elected a director of Black Box on August 10, 2004. Mr. Crouch was a General Partner with the firm of PricewaterhouseCoopers LLP from 1979 to 2004, serving as an Audit Partner assigned to principally public companies. He has served in various capacities for the firm, including service as a regional accounting, auditing and SEC services consultant.

Thomas W. Golonski	Mr. Golonski was selected to be a director of Black Box on February 11, 2003 and was elected by the stockholders on August 12, 2003. Mr. Golonski is Chairman, President and Chief Executive Officer of National City Bank of Pennsylvania and Executive Vice President of National City Corporation since 1996. Mr. Golonski is also a director of several economic development organizations and active in other charitable and financial organizations.

Thomas G. Greig	Mr. Greig was elected a director of Black Box on August 10, 1999 and appointed as nonexecutive Chairman of the Board in May 2004. Mr. Greig has been a Managing Director of Liberty Capital Partners, a private equity partnership, since 1998. Mr. Greig is a director of publicly held Rudolph Technologies, Inc., a number of privately held companies and a public, not-for-profit foundation.

Edward A. Nicholson, Ph.D.	Dr. Nicholson was elected a director of Black Box on August 10, 2004. Dr. Nicholson has been President of Robert Morris University since 1989 and is also a director of publicly held Shopsmith, Inc. He has served more than 25 businesses and government agencies as a consultant in the areas of long-range planning, organization design and labor relations. He is also a director of several regional economic, charitable and cultural organizations.

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2.	Executive Officers of Black Box Corporation

Name	Principal Occupation and Five-Year Employment History

Fred C. Young	Chief Executive Officer. Mr. Young was elected President on May 9, 1997 and Chairman and Chief Executive Officer on June 24, 1998. Mr. Young served as Chairman until May 2004 when Mr. Greig was appointed as non-executive Chairman of the Board. He served as Chief Operating Officer from May 1996 until June 1998 and Chief Financial Officer and Treasurer from 1991 until May 1997 and was Secretary from 1991 until May 1999. He is also a director of Citizens Bank of Pennsylvania.

Kathleen Bullions	Senior Vice President — North America. Ms. Bullions was promoted to Senior Vice President- North America on December 13, 2002. She was promoted to Vice President of Marketing and Operations on May 9, 1997 and was Director of Operations prior to May 9, 1997. Ms. Bullions has been with Black Box for 21 years.

Roger E. M. Croft	Senior Vice President — Europe and Latin America. Mr. Croft was promoted to Senior Vice President — Europe and Latin America in May 2004. He was promoted to Vice President — Europe and Latin America in May 1998, having served as Vice President of European Operations since May 9, 1997 and was Managing Director of Black Box U.K. prior to May 9, 1997. Mr. Croft has been with Black Box for 19 years.

Michael McAndrew	Vice President, Chief Financial Officer, Treasurer and Secretary. Mr. McAndrew was promoted to Vice President and Chief Financial Officer on December 13, 2002. He became Secretary and Treasurer on January 21, 2003. He was Manager of Corporate Planning and Analysis prior to December 13, 2002. Mr. McAndrew has been with Black Box for 14 years.

Francis W. Wertheimber	Senior Vice President — Pacific Rim/ Far East. Mr. Wertheimber was promoted to Senior Vice President — Pacific Rim/Far East in May 2004. He was promoted to Vice President — Pacific Rim/Far East on May 9, 1997. He was Managing Director of Black Box Japan prior to May 9, 1997. Mr. Wertheimber has been with Black Box for 11 years.

3.	Directors and Executive Officers of SF Acquisition Co.

Name	Principal Occupation and Five-Year Employment History

Fred C. Young	Chief Executive Officer and Director. Mr. Young was elected a director of Black Box on December 18, 1995, President on May 9, 1997 and Chairman and Chief Executive Officer on June 24, 1998. Mr. Young served as Chairman of Black Box until May 2004 when Mr. Greig was appointed as non-executive Chairman of the Board. He served as Chief Operating Officer of Black Box from May 1996 until June 1998 and Chief Financial Officer and Treasurer of Black Box from 1991 until May 1997 and was Secretary from 1991 until May 1999. He is also a director of Citizens Bank of Pennsylvania.

Michael McAndrew	Chief Financial Officer and Director. Mr. McAndrew was promoted to Vice President and Chief Financial Officer of Black Box on December 13, 2002. He became Secretary and Treasurer of Black Box on January 21, 2003. He was Manager of Corporate Planning and Analysis prior to December 13, 2002. Mr. McAndrew has been with Black Box for 14 years.

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Annex A

Minnesota Anti-Takeover Approval

      The Minnesota anti-takeover statutes impose various restrictions, prohibitions, and other potentially delaying effects on acquisitions of Minnesota corporations. These statutory provisions do not apply in certain circumstances:

•	Section 302A.671 of the MBCA does not apply to a tender offer for all voting shares of a corporation if two conditions are met. First, the offer must have been approved by a committee of disinterested directors of the corporation. Second, at the completion of the offer, the acquiring person must have become the owner of a majority of the outstanding voting shares of the corporation.

•	Section 302A.673 of the MBCA does not apply if before a person acquires 10% or more of the corporation’s outstanding voting shares, either the share acquisition or the subsequent business combination is approved by a committee of disinterested directors of the corporation.

•	Similarly, Section 302A.675 of the MBCA does not apply if the share acquisition is approved by a committee of disinterested directors of the corporation.

      Under the MBCA, “disinterested directors” are those who are not then employees of the corporation and who were not employees of the corporation within the preceding five years.

      In order to cause these statutes to be inapplicable to the Offer and the Merger, and the transactions contemplated thereby, Norstan’s Board of Directors appointed a special committee, which was composed of Messrs. John Eickhoff, James Ousley and Frank Russomanno, who are disinterested directors under the Minnesota Business Corporation Act. The special committee unanimously approved the Offer, the Merger, the Merger Agreement, the Tender Agreement, the Option Agreement and the transactions contemplated thereby.

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Annex B

Minnesota Business Corporation Act

Dissenters’ Rights Provisions

302A.471 Rights of dissenting shareholders.

      Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

      (a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

      (b) a sale, lease, transfer, or other disposition of property and assets of the corporation, that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

      (c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

      (d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose Shares will be acquired by the acquiring corporation, except as provided in subdivision 3;

      (e) a plan of conversion adopted by the corporation; or

      (f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

      Subdivision 2. Beneficial owners.

      (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless file shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

      (b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

      Subdivision 3. Rights not to apply.

      (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does net apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

      (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

      (c) Notwithstanding subdivision 1, the right to obtain payment under the section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) The applicability of clause (1) is determined as of;

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of the corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

      Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 Procedures for asserting dissenters’ rights.

      Subdivision 1. Definitions.

      (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

      (b) “Corporation” means the issuer of the shares bold by a dissenter before the corporate action referenced to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

      (c) “Fair value of the slates” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

      (d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

      Subdivision 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

      Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

      Subdivision 4. Notice of procedure; deposit of shares.

      (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

      (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

      Subdivision 5. Payment; return of shares.

      (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

      (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an Offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

      (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

      Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

      Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the Shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure.

      Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rides of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors file court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

      Subdivision 8. Costs; fees; expenses.

      (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

      (b) If the court finds that the corporation bas failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who bas acted arbitrarily, vexatious, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

      (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of an amount awarded to the dissenters, if any.

The Letter of Transmittal, Share certificates and any other required documents should be sent or delivered by each Norstan shareholder or the Norstan shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary and Paying Agent for the Offer is:

Wells Fargo Bank, N.A.

By Mail	By Facsimile Transmission:	By Hand or Overnight Courier:
Wells Fargo Bank, N.A.	(for Notice of Guaranteed	Wells Fargo Bank, N.A.
Shareowner Services	Delivery ONLY)	Shareowner Services
Corporate Actions Department		Corporate Actions Department
P.O. Box 64858		161 North Concord Exchange
St. Paul, Minnesota 55164-0858	(651) 450-2452	South St. Paul, Minnesota 55075

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 from the Information Agent as set forth below and such materials will be furnished promptly at Black Box’s expense. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Shareholders call Toll-Free (877) 868-4997

Banks and Brokers call (212) 440-9800